As filed with the Securities and Exchange Commission on December 10, 1998.

                                                               File No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM SB-1

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------

                            iQ POWER TECHNOLOGY INC.
                 (Name of small business issuer in its charter)

                                           3690
          Canada                     (Primary Standard          Not Applicable
 (State or jurisdiction of       Industrial Classification     (I.R.S. Employer
incorporation or organization)         Code Number)          Identification No.)

                     Suite 708-A, 1111 West Hastings Street
                       Vancouver, British Columbia V6E 2J3
                                 (604) 669-3132
          (Address and telephone number of principal executive offices)

                                  Erlenhof Park
                              Inselkammer Strasse 4
                          D-82008 Unterhaching, Germany
(Address of principal place of business or intended principal place of business)

                                  Bogle and Co.
                                   Suite 4700
                                601 Union Street
                         Seattle, Washington 98101-2346
                                 (206) 682-5151
            (Name, address and telephone number of agent for service)

                              ---------------------
                                   Copies to:

    Greg A. Sasges, Esq.                             Randal R. Jones, Esq.
     Kjeld Werbes, Esq.                            Matthew D. Latimer, Esq.
  Werbes Sasges & Company                          Bogle & Gates P.L.L.C.
 1111 West Hastings Street                            Two Union Square
        Suite 708                                     601 Union Street
Vancouver, British Columbia                      Seattle, Washington 98101-2346
      Canada V6E 2J3

Approximate date of proposed sale to the public: As soon as practicable after Registration Statement becomes effective.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                                                 [  ] ----------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                                                  [ ] ----------

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                                                 [  ] ----------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]



                                   -----------

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================
                                                               Proposed               Proposed          Amount of
   Title of each class of securities     Amount to be      maximum offering      maximum aggregate    registration
            to be registered              registered      price per share (1)    offering price (1)        fee

--------------------------------------------------------------------------------------------------------------------

  Common shares, without par value     5,000,000 shares         US$1.00             US$5,000,000        US$1,390

  ==================================================================================================================


(1) Pursuant to Rule 457(a), the proposed maximum offering price per share and the proposed maximum aggregate offering price are estimated solely for the purpose of calculating the registration fee.

                                   -----------

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                                   -----------

Disclosure alternative used (check one):  Alternative 1[ ]    Alternative 2 [X]

PRELIMINARY PROSPECTUS             SUBJECT TO COMPLETION DATED DECEMBER  9, 1998

                            iQ POWER TECHNOLOGY INC.
                         (the "Company" or "iQ Canada")
                     5,000,000 Common Shares (Total Maximum)
                     3,000,000 Common Shares (Total Minimum)

We are offering and selling all of the Common Shares listed above. IPO Capital Corp. ("IPO") is acting as our selling agent outside the United States, and sales agents selected by IPO may act as our sales agents in the United States. IPO and the other sales agents are selling the Common Shares on a "best efforts" basis. The offering price will be US$1.00 per Common Share. The minimum subscription per investor is 25,000 Common Shares for US$25,000. Prior to this offering, the Common Shares have not been traded publicly.

                             -----------------------

                The Common Shares we are offering involve a high
                  degree of risk. See "Risk Factors" at page 4.
                             -----------------------

We have the right to reject orders to purchase Common Shares in whole or in part. If we reject your order, we will return your money to you without interest or deduction on the next business day after our rejection. IPO will hold the subscription funds and will release the subscription funds to us after (i) we have received subscriptions for the minimum number of Common Shares and (ii) our registration statement on Form 8-A under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), has been declared effective by the Securities and Exchange Commission (the "SEC").

This Prospectus is not complete and may be amended. We have filed a registration statement for the Common Shares with the SEC. We cannot sell or accept any offers to buy the Common Shares before the registration statement becomes effective. We have not given any person authority to give any information or make any representation that is not in this Prospectus. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of this Prospectus.


++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++



                                   Price to             Discounts
                                    Public          and Commissions(1)    Proceeds to Issuer(2)
                                   --------         ------------------    ---------------------
Per Common Share..............      US$1.00              US$0.10               US$0.90
Total Minimum.................   US$3,000,000          US$300,000            US$2,700,000
Total Maximum.................   US$5,000,000          US$500,000            US$4,500,000


(1) In addition to the commissions listed above, we have also agreed to grant to IPO warrants to purchase an amount of Common Shares equal to 10% of the Common Shares sold in the Offering and to pay to IPO a corporate finance fee of US$50,000. See "Plan of Distribution."

(2)  Before deducting offering expenses we will pay of approximately US$260,000.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             -----------------------

                      The date of this Prospectus is ,1998
                             -----------------------

                                IPO CAPITAL CORP.


                                TABLE OF CONTENTS




FORWARD LOOKING STATEMENTS......................................................................................iii
NARRATIVE INFORMATION REQUIRED IN PROSPECTUS.....................................................................iv
     Item 2.  Significant Parties................................................................................iv
     Item 3.  Relationship with Issuer of Experts Named in Prospectus............................................vi
     Item 4.  Legal Proceedings..................................................................................vi
     Item 5.  Changes in and Disagreements with Accountants......................................................vi
     Item 6.  Disclosure of Commission Position on Indemnification for Securities Act Liabilities................vi
SUMMARY...........................................................................................................1
THE OFFERING......................................................................................................3
RISK FACTORS......................................................................................................4
     Limited Operating History....................................................................................4
     Expectation of Continuing Losses; Negative Cash Flow; Need for Additional Financing..........................4
     Competition..................................................................................................5
     Reliance on Unproven Applications of Technology; Dependence on Single Product................................5
     New Products and Technological Change........................................................................6
     Uncertainty of Market Acceptance; Customer Concentration.....................................................6
     Reliance on Strategic Relationships..........................................................................6
     No Marketing, Manufacturing or Distribution Experience.......................................................7
     Cyclical Industry; Seasonality and Weather...................................................................7
     Dependence on Key Personnel..................................................................................7
     Proprietary Technology.......................................................................................8
     International Operations; Currency Risk......................................................................8
     Lack of Public Market........................................................................................8
THE COMPANY.......................................................................................................9
EXCHANGE RATES...................................................................................................10
CAPITALIZATION...................................................................................................11
DILUTION.........................................................................................................12
PLAN OF DISTRIBUTION.............................................................................................14
USE OF PROCEEDS..................................................................................................15
BUSINESS.........................................................................................................16
     Overview....................................................................................................16
     Industry Background.........................................................................................16
     The iQ Technology...........................................................................................18
     Performance Specifications and Test Results.................................................................20
     The Company Strategy........................................................................................21
     Industry Relationships......................................................................................22
     Research and Development....................................................................................23
     Competition.................................................................................................23
     Intellectual Property Rights................................................................................24
     Employees...................................................................................................24
     Facilities..................................................................................................25
     Legal Proceedings...........................................................................................25
SELECTED FINANCIAL DATA..........................................................................................26
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS............................27
     Overview....................................................................................................27
     Acquisition of iQ Germany...................................................................................27
     Results of Operations of the Company........................................................................28




     Results of Operations of iQ Germany.........................................................................28
     Liquidity and Capital Resources.............................................................................29
     Year 2000 Issue.............................................................................................29
     Foreign Currency Translation Risk...........................................................................30
     Recent Accounting Pronouncements............................................................................30
DIRECTORS AND EXECUTIVE OFFICERS.................................................................................31
     Directors and Executive Officers............................................................................31
REMUNERATION OF DIRECTORS AND OFFICERS...........................................................................33
     Director Compensation.......................................................................................33
     Options to Purchase Securities..............................................................................33
     Employment Agreements.......................................................................................33
     1998 Stock Option Plan......................................................................................34
     Indebtedness Of Directors And Senior Officers...............................................................34
PRINCIPAL SHAREHOLDERS...........................................................................................35
INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.......................................................36
DESCRIPTION OF CAPITAL STOCK.....................................................................................38
     Common Shares...............................................................................................38
     Special Warrants............................................................................................38
     Certain Rights of Shareholders..............................................................................38
     Exchange Controls and Other Limitations Affecting Holders of Common Shares..................................38
     Pooling and Escrow Agreements...............................................................................39
     Transfer Agent and Registrar................................................................................39
DIVIDEND POLICY..................................................................................................40
CERTAIN TAX CONSIDERATIONS.......................................................................................40
     United States Federal Income Tax Considerations.............................................................40
     Personal Holding Companies..................................................................................41
     Foreign Personal Holding Companies..........................................................................42
     Passive Foreign Investment Companies........................................................................42
     Controlled Foreign Corporation..............................................................................44
     Certain Canadian Federal Income Tax Considerations..........................................................45
SECURITIES ELIGIBLE FOR FUTURE SALE..............................................................................46
AVAILABLE INFORMATION............................................................................................47
LEGAL MATTERS....................................................................................................48
INTRODUCTION TO FINANCIAL STATEMENTS.............................................................................48


                           FORWARD LOOKING STATEMENTS

We have made forward-looking statements in this Prospectus. These statements involve risks and uncertainties. Such statements include statements of the Company's plans, objectives, expectations and intentions. You should read the cautionary statements made in this Prospectus as if they were applicable to all forward-looking statements in this Prospectus. Our Company's actual results could differ materially from those anticipated in these forward-looking statements because of certain factors, including those factors listed under "Risk Factors" and other places in this Prospectus.

                  NARRATIVE INFORMATION REQUIRED IN PROSPECTUS


Item 2.  Significant Parties

     (1) The full names and business and residential addresses, as applicable, of iQ Canada's directors are as follows:


     Name:                Russell French
     Business Address:    Suite 708-A, 1111 West Hastings Street, Vancouver,
                          British Columbia, Canada
     Home Address:        3677 Regent Avenue, North Vancouver, British Columbia,
                          Canada V7N 2C3

     Name:                Peter E. Braun
     Business Address:    Erlenhof Park, Inselkammer Strasse 4, D-82008
                          Unterhaching, Germany
     Home Address:        Reineke Strasse 56, 81545 Munich, Germany

     Name:                Gunther C. Bauer
     Business Address:    Erlenhof Park, Inselkammer Strasse 4, D-82008
                          Unterhaching, Germany
     Home Address:        Oderweg 7, 85521 Ottobrunn, Bavaria, Germany

     (2) The full names and business and residential addresses, as applicable, of iQ Canada's officers are as follows:

     Name:                Peter E. Braun
     Business Address:    Erlenhof Park, Inselkammer Strasse 4, D-82008
                          Unterhaching, Germany
     Home Address:        Reineke Strasse 56, 81545 Munich, Germany

     Name:                Gerhard Trenz, Vice-President, Finance
     Business Address:    Erlenhof Park, Inselkammer Strasse 4, D-82008
                          Unterhaching, Germany
     Home Address:        Heimstettener Strasse 56, 85551 Kirchheim, Germany

     Name:                Gunther C. Bauer
     Business Address:    Erlenhof Park, Inselkammer Strasse 4, D-82008
                          Unterhaching, Germany
     Home Address:        Oderweg 7, 85521 Ottobrunn, Bavaria, Germany


     (3) iQ Canada is organized as a corporation and has no general partners.

     (4) As of December 1, 1998, the names and business and residential addresses of record owners of the five percent (5%) or more of any class of iQ Canada's equity securities are as follows:

     Name:                Peter E. Braun
     Business Address:    Erlenhof Park, Inselkammer Strasse 4, D-82008
                          Unterhaching, Germany
     Home Address:        Reineke Strasse 56, 81545 Munich, Germany

     Name:                Gunther C. Bauer
     Business Address:    Erlenhof Park, Inselkammer Strasse 4, D-82008
                          Unterhaching, Germany
     Home Address:        Oderweg 7, 85521 Ottobrunn, Bavaria, Germany

     Name:                Horst Dieter Braun
     Business Address:    Not applicable
     Home Address:        Schrenckweg 1, 85658 Egmating, Germany

     Name:                Karin Wittkewitz
     Business Address:    Not applicable
     Home Address:        Schrenckweg 1, 85658 Egmating, Germany

     Name:                Rainer Welke
     Business Address:    Ascheberger Strasse 2, 48308 Senden, Germany
     Home Address:        Kreuzbauerschaft 79, 48308 Senden, Germany

     Name:                Helmut Krack
     Business Address:    Not applicable
     Home Address:        Weinerstrasse 7, 48145 Muster, Germany

     (5) The names and business and residential addresses of beneficial owners of five percent (5%) or more of any class of iQ Canada's equity securities include those persons set forth in response to Item 2(4) as well as:

         None.

     (6) The name and business and residential address of the promoter of iQ Canada is.

     Name:                Russell French
     Business Address:    Suite 708-A, 1111 West Hastings Street, Vancouver,
                          British Columbia, Canada
     Home Address:        3677 Regent Avenue, North Vancouver, British Columbia,
                          Canada V7N 2C3

     (7) The names and business and residential addresses of affiliates of iQ Canada are set forth in response to Items 2(1), (2) and (4) as well as:

     Name:                iQ Battery Research & Development GmbH
     Business Address:    Erlenhof Park, Inselkammer Strasse 4, D-82008
                          Unterhaching, Germany
     Home Address:        Not applicable

     (8) Werbes Sasges & Company, 1111 West Hastings Street, Suite 708, Vancouver, Canada V6E 2J3 is counsel to the Company. Bogle & Gates P.L.L.C., Two Union Square, 601 Union Street, Seattle, Washington 98101-2346 is special U.S. counsel to iQ Canada in connection with the proposed offering.

     (9) None.

     (10) Not applicable.

     (11) Not applicable.

     (12) Not applicable.

     (13) Not applicable.

Item 3.  Relationship with Issuer of Experts Named in Prospectus

We have not engaged any expert named in the Prospectus as having prepared or certified any part of it on a contingent basis. No expert had or has a material interest in iQ Canada or is connected with iQ Canada as a promoter, underwriter, voting trustee, director, officer or employee.

Item 4.  Legal Proceedings

As of the date of this Prospectus, there is no material litigation pending against the Company.

Item 5.  Changes in and Disagreements with Accountants

Not applicable.

Item 6. Disclosure of Commission Position on Indemnification for Securities Act Liabilities

To the extent indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of our Company pursuant to our Company's Articles of Incorporation, contractual agreements or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                     SUMMARY

This is a summary of information about the Offering. This is a summary only, and you should read the more detailed information contained in this Prospectus, including the information under the heading "Risk Factors." We urge you to read this entire Prospectus.


                                   THE COMPANY


THE COMPANY:        Our  Company, iQ  Power  Technology  Inc.,  was  founded  in
                    December  1994  and is a  corporation  organized  under  the
                    Canadian  Business  Corporations  Act.  In August  1998,  we
                    acquired all the issued and outstanding shares of iQ Battery
                    Research and  Development  GmbH ("iQ Germany") by exchanging shares of our  Company  for shares of iQ Germany  held by iQ
                    Germany's shareholders. The Share Exchange Agreement between our  Company  and  the  former  shareholders  of iQ  Germany provides that the former  shareholders  of iQ Germany,  as a group, have a limited right to require us to repurchase all, but not less than all, of our Common Shares received by such
                    shareholders  (the  "Put  Option").   The  shareholders  may
                    exercise  the  Put  Option  at  and  after  the  four  month anniversary of the initial filing of this  Prospectus if (i)
                    we have  failed to complete  an equity  offering  with gross
                    proceeds   of  at  least   US$3   million;   and  (ii)  such
                    shareholders have repaid to us the full amount of all funds we have advanced or invested in iQ Germany. The Put Option will terminate at the close of this Offering.

PRINCIPAL BUSINESS: We, through our wholly-owned subsidiary, iQ Germany, develop and market technology related to starting, lighting and ignition batteries (the "iQ Technology").

TERMS OF THE
OFFERING:           We are offering a maximum of 5,000,000  Common  Shares and a minimum of 3,000,000 Common Shares. We will offer the Common
                    Shares for US$1.00 per share. The minimum subscription is 25,000 Common Shares or US$25,000 per investor, but we may, at our option, accept a lesser amount. IPO will release the offering proceeds to us and we will issue the shares to you when (i) we have received subscriptions for the minimum number of Common Shares and (ii) our registration statement on Form 8-A under the Exchange Act has been declared effective by the SEC.

USE  OF PROCEEDS:   After commissions  and offering  expenses of US$260,000  are deducted, we will receive approximately US$4,240,000 in net proceeds from the Offering if we sell 5,000,000 Common
                    Shares and approximately US$2,440,000 in net proceeds from the Offering if we sell 3,000,000 Common Shares.

                    We expect to use the proceeds from the Offering for research and development of our battery technologies, expansion of our marketing and sales organization and for general working capital. We may also use some of the proceeds to acquire or invest in businesses, products or technologies that enhance our existing business.

                    Until we use the funds, we will invest the net proceeds from this Offering in government securities or short-term, interest- or dividend-bearing investment-grade securities. See "Use of Proceeds."

CAPITALIZATION:     We  may  issue  an  unlimited   number  of  Common   Shares.
                    Currently,  there are  18,479,425  Common Shares  (including
                    2,300,000 Common Shares issuable upon the exercise of special warrants) issued and outstanding as of the date of this Prospectus. See "Description of Capital Stock."

MANAGEMENT:         The President and Chief Executive  Officer of the Company is
                    Peter E. Braun.

RISK FACTORS:       Our  Company is a  development  stage  company  with new and untested technology. We cannot guarantee that our Company will produce revenues. Your investment in the Common Shares involves a high degree of risk. See "Risk Factors."

FORWARD-LOOKING
STATEMENTS:         We have made  forward-looking  statements in this Prospectus
                    about   our   Company's   plans,   intentions,   strategies,
                    expectations, predictions, financial projections and beliefs concerning our future activities,  results of operations and other future events or conditions. Actual results, events or conditions  could differ  materially from those projected by us due to a variety of factors, some of which are beyond our
                    control.   See   "Forward-Looking   Statements"   and  "Risk
                    Factors."

                                  THE OFFERING

Number of Common Shares
  offered hereby..........5,000,000 shares (maximum); 3,000,000 shares (minimum)
Common Shares
  outstanding after the
  Offering................23,479,425 shares(1)

Use of proceeds...........Working  capital, general corporate purposes, including research and development, sales and marketing activities and potential acquisitions.

Risk Factors..............The Common  Shares  offered  involve a high degree of risk.  See "Risk Factors."


                             Summary Financial Data

                                                 Fiscal
                                                 Period            Years Ended                          6 Months Ended
                                                 Ended             December 31,                            June 30,
                                                             ---------------------------     ---------------------------------------
Statement of Operations Data:                   December
                                                31, 1996                   1997                                       1998
                                                (seven                   Pro Forma                                  Pro Forma
                                                months)      1997      (unaudited)(2)(3)     1997         1998     (unaudited)(2)(4)
                                                -------      ----      -----------------     ----         ----     -----------------


   Revenue.................................    $    --      $   - -      $   27,000        $    --      $              $     --
   Operating Expenses......................      10,504       135,236       760,000         42,471        101,211       457,000
   Operating income (loss).................     (10,504)     (135,236)     (779,000)       (42,471)      (101,211      (457,000)

   Net income (loss) for the period........     (10,504)     (135,236)     (779,000)       (42,471)      (101,211)     (463,000)

   Net income (loss) per share.............        N/A          (0.14)        (0.06)         (0.08)         (0.04)        (0.03)
   Weighted average shares outstanding.....         --        950,294    13,750,294        547,271      2,286,461    15,086,461




                                                                    As at June 30, 1998
                                        ----------------------------------------------------------------------------
                                                                   As Adjusted(5)                Proforma
                                                Actual               (unaudited)              (unaudited)(2)(6)
                                        ----------------------- ---------------------------------------------------

Balance Sheet Data:
   Cash and cash equivalents..........        $  78,731               $ 4,318,000              $  4,335,000
   Working capital....................          388,855                 4,629,000                 3,826,000
   Total assets.......................          553,588                 4,793,000                 4,797,000
   Non-current liabilities............               --                        --                   307,000
   Shareholders' equity (deficiency)..          388,855                 4,629,000                 3,725,000
------------------------------

(1) Based upon shares outstanding as of December 1, 1998, and assumes the sale of 5,000,000 Common Shares pursuant to the offering. This number includes 2,300,000 Common Shares issuable upon the exercise of outstanding Special Warrants, but does not include 2,875,000 outstanding options to purchase Common Shares issued by the Company under its Stock Option Plan at an exercise price of US$1.00 per share.

(2) For your convenience, we have converted Deutschmark income statement amounts into U.S. dollars using the average noon buying rate in New York City for cable transfers payable in Deutschmarks as certified for customs purposes by the Federal Reserve Bank of New York for the relevant period. We have also converted Deutschmark balance sheet amounts using the relevant period-end noon buying rate, as set forth in "Exchange Rate Information." These translations do not necessarily represent the amounts that would have been reported if iQ Germany had historically reported its financial statements in U.S. dollars. In addition, the exchange rates used are not necessarily indicative of the rates in effect at any other time. (3) Gives effect to the business combination with iQ Germany as if it had occurred on January 1, 1997. (4) Gives effect to the business combination with iQ Germany as if it had occurred on January 1, 1998. (5) Adjusted to give effect to the net proceeds from our sale of the maximum (5,000,000) Common Shares offered in the Offering (at an assumed offering price of US$1.00 per Common Share and after deducting the estimated agents' fees and commissions and estimated offering expenses payable by the Company). (6) Gives effect to the business combination with iQ Germany as if it had occurred on June 30, 1998.

                                  RISK FACTORS

In addition to the other information in this Prospectus, you should consider the following factors carefully as you evaluate whether or not to invest in the Common Shares.

Limited Operating History

Our Company was incorporated in December 1994. iQ Germany was established in 1991 to develop technology to improve the performance of conventional lead-acid batteries. Both iQ Germany and our Company have limited operating histories and have not licensed any technologies or sold any products based on the iQ Technology. Our Company and iQ Germany, like most new business enterprises, are subject to a number of risks, including having a limited amount of cash and other financial resources and the fact that other more established businesses with more resources are our competitors. Neither our Company nor iQ Germany have received any material revenues from operations, and we cannot assure you that we will ever receive any revenues from operations, or that we will ever be commercially profitable. Neither we nor iQ Germany have ever been profitable.

Expectation of  Continuing  Losses;  Negative  Cash  Flow;  Need for  Additional
     Financing

We were organized to acquire iQ Germany and the iQ Technology. iQ Germany is a development stage company which means that it is still developing the iQ
Technology for commercial use. The iQ Technology is in the early stages of development and iQ Germany has not produced any commercial products based on it. To date, iQ Germany has concentrated on strategic planning, developing the iQ Technology, developing and testing product prototypes, developing strategic relationships with automakers and third party manufacturers of batteries and conducting market research. We have focused mainly on raising financing for the acquisition of iQ Germany. We have not generated any revenues from our operations and have incurred losses of approximately US$135,236 during the fiscal year ended December 31, 1997 and US$101,211 during the six month period ended June 30, 1998. At December 31, 1997 and June 30, 1998, the Company had an accumulated deficit of US$145,740 and US$246,951, respectively. iQ Germany incurred losses of approximately DM1,034,000 (US$570,000) in the fiscal year ended December 31, 1997 and DM773,000 (US$426,000) in the fiscal period ended June 30, 1998. At December 31, 1997 and June 30, 1998, iQ Germany had an accumulated deficit of DM1,397,000 (US$776,000) and DM1,790,000 (US$993,000),
respectively. We do not anticipate having any material revenues from operations until at least the year 2000. Our ability to generate revenues and to make a profit in the future will depend upon a number of factors, including our ability to develop the iQ Technology for commercial use in a timely manner, our ability to license the iQ Technology successfully and, if we decide to sell batteries directly, our ability to enter into contracts with third party manufacturers to manufacture batteries based on the iQ Technology, to develop a marketing and distribution network to sell our products and our customers' acceptance of our products.

We cannot guarantee that we will be able to successfully license the iQ Technology to other companies or that we will be successful in marketing and distributing products based on the iQ Technology. We may never have enough revenues from licensing the iQ Technology or selling products to make a profit.

We anticipate that the net proceeds we receive from this Offering will be sufficient to satisfy our cash needs for about twelve months after this Offering. Thereafter, the Company's capital requirements will depend on several factors, including the success and progress of our product development programs, the resources we devote to developing our products, the extent to which our products achieve market acceptance and other factors. We expect to devote substantial capital resources for research and development. Consequently, in order to fund such research and development, we may be required to raise additional funds by issuing debt or equity securities, or both. We may also require additional money if we experience delays, cost overruns, additional funding needs for joint ventures or other unanticipated developments. We cannot give you any assurance that we will be able to obtain more financing on favorable terms, if at all, or that we will be able to obtain financing on a timely basis. If we fail to get the necessary financing on a timely basis it might delay and increase the costs of development and commercialization of the iQ Technology, cause us to default on some of our financial commitments, prevent us from being able to commercialize the iQ Technology and force us to discontinue our operations or to look for a purchaser for the iQ Technology or our business. If we issue additional equity securities, it could cause substantial reduction in the value of stock held by existing shareholders.

Competition

The lead-acid battery industry is highly competitive and includes many firms with greater financial, technological, manufacturing, marketing and other resources than either us or iQ Germany, and that have longer operating histories than our Company or iQ Germany. Many of our competitors have devoted substantial resources to research and development, manufacturing, marketing and commercializing products. We expect competition in the battery industry to intensify because many battery companies are consolidating or vertically integrating which, because they own all stages of production, allows them to make batteries at lower cost. Our competitors range from development stage companies to major domestic and international companies. Many of our competitors' products and technologies are widely accepted by retail consumers and other buyers of batteries and have long histories of reliable and effective use. Our competitors also have established reputations and long-standing relationships with original equipment manufacturers that may give them a substantial competitive advantage over us and could pose a significant barrier to our entry to the marketplace. In recent years, buyers of lead-acid batteries have also consolidated, reducing the number of customers for lead-acid batteries and increasing price competition.

We cannot assure you that the iQ Technology or products using the iQ Technology will be accepted in the market. Additionally, even if the iQ Technology is widely accepted, our competitors may develop alternative or competing technologies that are more efficient than ours. Advances in battery technology may render our products or technology obsolete or noncompetitive. In addition, consumers may not see any advantage in purchasing products based on the iQ Technology over the products of our competitors. The development of alternative or competitive technologies or the lack of market acceptance of the iQ Technology could have a material adverse effect on our business, financial condition and the results of our operations. See "Business--Competition."

North America. The United States and Canadian market for starting, lighting, and ignition ("SLI") and specialty batteries is mature and highly competitive. Battery manufacturers compete primarily on the basis of price, quality, service, warranty period and timeliness of delivery. Generally, manufacturers make sales without long-term contracts. Because the industry has had excess capacity, competition and increased pressure for cost reduction has resulted in declining prices in the last several years. Our primary domestic competitors in North America are Johnson Controls, Inc., Delco Remy (a division of General Motors Corporation), Exide Corporation and GNB Incorporated. Although the U.S. market is currently dominated by domestic manufacturers, foreign competition could increase depending on changes in relative prices, duties, tariffs, freight costs, currency exchange rates or changes in technology.

Europe. The SLI battery market in Europe is also highly competitive. Competition in this market has intensified because of reduced demand. European manufacturers compete primarily on the same bases as manufacturers in the United States. The excess production capacity in the industry, competition and increased pressure for cost reduction from large customers has caused prices to decline. Currency fluctuations among the European countries can also have considerable effects on the amount of revenues generated in the market. Among our competitors in Europe are VB Autobatterie GmbH, Hawker Batteries, Fiamm, Delco Remy, Exide Corporation, Autosil, Hoppecke, Yuasa and Matsushita.

Reliance on Unproven Applications of Technology; Dependence on Single Product

The iQ Technology uses an insulated double-walled case, an internal microprocessor and a battery acid anti-stratification device to increase the charging, storage and power delivery capabilities of a conventional lead acid battery. This design requires us to integrate the iQ Technology with existing lead acid battery technology. Neither we nor iQ Germany have manufactured prototypes in commercial quantities or used a commercial manufacturing process. We cannot guarantee that the iQ Technology can be successfully integrated into lead acid batteries on a commercial basis. In addition, we may not be successful in developing a manufacturing process that will permit us to commercialize our battery products. Although we believe that the iQ Technology can be integrated into lead acid batteries on a commercial basis, and that a commercially feasible manufacturing process can be developed, we cannot guarantee success.

We anticipate that all of our revenues will initially come from fees derived from licensing the iQ Technology or, possibly, from the sale of batteries that incorporate the iQ Technology. See "Business -- The iQ Technology." We cannot guarantee that we will receive any revenues from the licensing of the iQ Technology or from the sale of batteries incorporating the iQ Technology or that we can generate a profit. If we receive any revenues, the revenues may decrease after an initial period of market introduction due to factors such as competition, changes in consumer preferences, changes in customer specifications, market saturation, changes in demand from original equipment manufacturers ("OEM"), changes in demand for automobiles, changes in economic conditions, or other factors, many of which are beyond our control. Any decline in the demand for batteries could have a material adverse effect on our business, results of operations and financial condition. See "New Products and Technological Change," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Industry Background" and "Competition."

New Products and Technological Change

We believe our growth will depend upon our ability to develop and commercialize the iQ Technology and to introduce new products and technologies that are attractive to consumers, OEMs, automobile manufacturers, automobile service providers and retailers of automotive batteries. The process of creating, developing, researching and commercializing battery and power technologies is risky. We may experience delays in the process, and we cannot assure you that we will successfully complete the development or introduction of any new technologies or products, or that such technologies or products will achieve market acceptance. If we fail to anticipate or respond adequately to changes in technology and consumer preferences, our development and introduction of new technologies or products may be delayed and such delays could have a material adverse effect on our business, results of operations and financial condition. See "Business--The iQ Technology" and "Reliance on Strategic Relationships."

Uncertainty of Market Acceptance; Customer Concentration

There are currently no lead-acid batteries that use technology that is similar to the iQ Technology. As a result, the potential demand for products that use the iQ Technology and the degree to which the iQ Technology can meet market demand is difficult to estimate. We cannot guarantee that there will be enough demand for the iQ Technology or products that incorporate the iQ Technology to generate enough revenues or cash flows so that we will achieve commercial profitability. Our success in gaining market acceptance for the iQ Technology will be affected by a number of factors that are beyond our control, such as, the license fees for the iQ Technology, the willingness of consumers to pay a premium price for batteries incorporating the iQ Technology, specifications of automobile manufacturers, the marketing and pricing strategies of competitors, the development of alternative technologies and general economic conditions.

We anticipate that a significant portion of our revenues and accounts receivable will be from license fees from a limited number of key customers that may include automobile manufacturers, aftermarket resellers and OEMs. We have not yet entered into any licensing agreements for the iQ Technology. To the extent we depend upon these key customers for a large percentage of our revenues, the loss of one or more of them or a significant reduction in licensing fees from them could have a material adverse affect on our business and the results of our operations.

Reliance on Strategic Relationships

Our future success is dependent on the development and maintenance of strategic relationships. We may rely upon strategic partners to assist us in the research and development of the iQ Technology and future technologies, to participate in the later stage development and testing of commercial prototypes, to manufacture products based on the iQ Technology and to market and distribute such products. We intend to license the iQ Technology to strategic partners for up-front licensing fees, royalties or previously agreed upon transfer prices on the sale of battery products that use our technology. Alternatively, we may enter into a strategic relationship with a third party manufacturer to manufacture a line of batteries under our brand name and to distribute and market such batteries to the automotive manufacturing industry and the aftermarket automotive industry. If such strategic partners or third parties fail to perform effectively, we may fail to generate any revenues or a profit. There is no guarantee that any relationship will continue or result in any successful developments or profits to us. See "Business -- Industry Relationships."

No Marketing, Manufacturing or Distribution Experience

We have no experience in marketing of battery technology or products. We cannot be certain that the iQ Technology will be successfully integrated into a commercially manufactured product at costs or in quantities necessary to make them commercially viable. If we elect to develop and market our own product line, we will likely contract with a third-party manufacturer to manufacture, assemble, test and package our products to our specifications. We cannot guarantee that we will be able to enter into contracts with third-party manufacturers to manufacture a product line to our specifications on terms that are acceptable to us. In addition, third-party manufacturers are required to meet governmental and regulatory requirements including environmental and consumer safety requirements. If the third-party manufacturer we select should fail to comply with the regulatory requirements or be unable to meet our quantity and quality requirements, we will be required to select another manufacturer, which may result in delays in delivering products to distributors or other purchasers.

We cannot guarantee that we or any third-party manufacturer can obtain, on acceptable terms, enough of the required components and substances necessary to manufacture our products. If they should encounter delays or difficulties in their relationships with suppliers and third-party vendors, their development and testing efforts will likely be delayed. If these delays occur, the market introduction and subsequent sales of our products may be delayed. Any delay will have a material adverse effect on our business, financial condition and the results of our operations.

Neither we nor iQ Germany has sales, marketing or distribution experience. We may have to rely on experienced employees, strategic partners, distributors and third-party manufacturer's representatives to market our products. We cannot guarantee that such efforts will lead to a successful and effective sales force and distribution system. To the extent that we depend on our strategic partners or third parties for marketing and distribution, any revenues received by us will depend upon their efforts. If we are unable to maintain or establish third-party distribution relationships, we may have to develop our own marketing and sales force with technical expertise and supporting distribution capabilities.

Cyclical Industry; Seasonality and Weather

The automotive aftermarket is seasonal as retail sales of replacement batteries are generally higher in the fall and winter. Accordingly, demand for automotive batteries is generally highest in the fall and early winter because retailers are building inventories in anticipation of the winter season. European sales are usually concentrated in the fourth calendar quarter because of the practice of many industrial battery customers (particularly governmental and quasi governmental entities) of deferring purchasing decisions until the end of the calendar year. Demand for automotive batteries is significantly affected by weather conditions. Unusually cold winters or hot summers accelerate battery failure and increase demand for automotive replacement batteries. We anticipate that, if we decide to market products based on the iQ Technology, such products will be subject to factors over which we have no control that affect pricing and net sales, such as general economic and industry conditions. In particular, the battery markets in which such products are likely to compete are cyclical in nature and are sensitive to the rate of economic growth in the U.S. and other world economies. Future economic downturns could adversely affect our results of operations and financial condition.

Dependence on Key Personnel

Our performance and future operating results substantially depend on the continued service and performance of our Company's senior management and key technical personnel. We intend to hire a significant number of additional technical and sales personnel in the next year. Competition for qualified personnel is intense, and we cannot be sure we will retain our key technical, sales and managerial employees, or that we will be able to attract or retain highly-qualified technical and managerial personnel in the future. If we lose the services of any of our senior management or other key employees, or if we are unable to attract and retain necessary sales, technical and managerial personnel, it could have a material adverse effect on our business, operating results and financial condition.
See "Business -- Employees" and "Directors and Executive Officers."

Proprietary Technology

Our success is dependent upon iQ Germany's ability to protect its intellectual property rights. iQ Germany relies principally upon a combination of copyright, trademark, trade secret and patent laws, non-disclosure agreements and other contractual provisions to establish and maintain its rights. iQ Germany's policy is to enter into nondisclosure and confidentiality agreements with each of its consultants, distributors, customers and corporate partners to limit access to and distribution of the iQ Technology, documentation and other proprietary information. We cannot guarantee that iQ Germany's efforts to protect its intellectual property rights will be successful.

Although we believe that the iQ Technology and products do not infringe upon the intellectual property rights of third parties, we cannot be sure that third parties will not bring infringement claims (or claims for indemnification resulting from infringement claims) against us or iQ Germany with respect to copyrights, trademarks, patents and other proprietary rights. Any such claims, whether with or without merit, could be time consuming, result in costly litigation and diversion of resources, cause product shipment delays or require us or iQ Germany to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A claim of product infringement against us or iQ Germany and our or iQ Germany's failure or inability to license the infringed or similar technology, could have a material impact on our business, operating results and financial condition.

International Operations; Currency Risk

iQ Germany's operations in Germany are subject to the risks usually associated with foreign operations, including the disruption of markets, changes in export or import laws, restrictions on currency exchanges, and the modification or introduction of other governmental policies with potential adverse effects. Because of the nature of these operations, we anticipate that a substantial portion of our future revenues and expenses may be denominated in currencies other than U.S. dollars and changes in exchange rates will therefore have a greater effect on our results of operations.

We currently do not hedge foreign exchange risks, but may do so in the future. We cannot be sure that this can be accomplished on satisfactory terms. To the extent we do not take steps to effectively reduce the changes in the relative value of the U.S. dollar and these foreign currencies, our results of operations and financial condition could be adversely affected.

In addition, we may expand into other countries through joint ventures involving local partners who may have economic, business or legal interests or goals which are inconsistent with those of the joint venture or us or who may be unable to meet their financial or other obligations to the joint venture. We cannot guarantee that we will be able to effectively protect our economic, business or legal interest with such joint venture partners.

Lack of Public Market

The Common Shares have no established trading market. Although we intend to take steps to permit the development of a market in the Common Shares on the Nasdaq OTC Bulletin Board, we cannot guarantee that an active trading market for the Common Shares will ever develop.

                                   THE COMPANY

iQ Germany was formed in 1991 to research and evaluate methods of maximizing lead-acid battery performance. On August 25, 1998, the Company acquired all the issued and outstanding capital stock of iQ Germany. The Company was formed to acquire iQ Germany and to license the iQ Technology or to market products based on the iQ Technology.

The Share Exchange. In August of 1998, the Company acquired all the issued and outstanding stock of iQ Germany in exchange for 10,000,000 common shares of the Company at a deemed price of US$0.25 per common share for a total purchase price of US$2,500,000. Pursuant to the terms of the Share Exchange Agreement, the former shareholders of iQ Germany, as a group, have a limited right to require iQ Canada to repurchase all, but not less than all, of the iQ Canada Common Shares received by such shareholders (the "Put Option"). The Put Option is exercisable at and after the four month anniversary of the initial filing of this Prospectus if (i) iQ Canada has failed to complete an equity offering with gross proceeds of at least US$3 million; and (ii) such shareholders have repaid to iQ Canada the full amount of all funds iQ Canada has advanced or invested in iQ Germany. The Put Option will terminate at the close of this Offering.

Pursuant to the terms of Atypical Share Exchange Agreements, the Company has also issued into escrow an additional 2,800,000 Common Shares against the deposit into escrow of "atypical shares" of iQ Germany held by all of iQ Germany's atypical shareholders (the "Atypical Shareholders"). The Common Shares and the "atypical shares" will be released from escrow to the Atypical Shareholders and the Company, respectively, at the close of this Offering. In the event the Put Option is exercised, the Common Shares and the "atypical shares" will be released from escrow and returned to the Company and the Atypical Shareholders, respectively.

In connection with the Share Exchange, the former shareholders and Atypical shareholders of iQ Germany and certain shareholders of iQ Canada have entered into a pooling agreement pursuant to which they have agreed to escrow their shares in iQ Canada. See "Description of Capital Stock -- Pooling and Escrow Agreements." We have been advised that the former Shareholders of iQ Germany have also entered into a Shareholders Agreement pursuant to which they have agreed to act jointly with respect to the voting of their shares in iQ Canada. In addition, certain former shareholders of iQ Germany have entered into employment, confidentiality and non-competition agreements with the Company. See "Remuneration of Directors and Officers -- Employment Agreements" and "Interests of Management and Others in Certain Transactions."

The business combination with iQ Germany will be accounted for by the Company under the purchase method of accounting with iQ Germany being identified as the acquiror. Until all of the conditions have been satisfied with respect to the closing of the acquisition, the financial results of the Company and iQ Germany cannot be reported on a consolidated basis. Accordingly, unless otherwise stated herein, the financial information presented is that of the Company only. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Acquisition of iQ Germany" and the Unaudited Pro Forma Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

The Company was incorporated on December 20, 1994 under the Canada Business Corporations Act as 3099458 Canada Inc. The Company changed its name to iQ Power Technology Inc. on May 9, 1997. Unless the context requires otherwise, references to "iQ Canada" and the "Company" refer only to iQ Power Technology Inc. The Company's principal executive offices are located at Suite 708-A, 1111 West Hastings Street, Vancouver, British Columbia, Canada V6E 2J3, and its telephone number at that location is (604) 669-3132.

                                 EXCHANGE RATES

The historical financial statements of iQ Germany are in Deutschmarks (DM). Accordingly, set forth below, for each period presented, are the exchange rates at the end of the period, the average exchange rates on the last day of each month during the period and the high and low exchange rates for one Deutschmark, expressed in U.S. dollars, based on the noon buying rate in New York City for cable transfers payable in Deutschmarks as certified for customs purposes by the Federal Reserve Bank of New York.




                                                            U.S. Dollars Per Deutschmark

                                                                                                        Six Months
                                                                                                           Ended
                                                       Year Ended December 31,                           June 30,
                                 ---------------------------------------------------------------------
                                     1993          1994          1995          1996          1997          1998
                                 ------------- ------------- ------------- ------------- ------------- --------------
Period End....................     US$0.6020     US$0.6454     US$0.6971     US$0.6499     US$0.5558     US$0.5545
Average.......................        0.5749        0.6204        0.7012        0.6636        0.5749        0.5516
High..........................        0.6380        0.6702        0.7372        0.6967        0.6488        0.5685
Low...........................        0.5745        0.5673        0.6405        0.6388        0.5316        0.5393

On November 30, 1998, the noon buying rate was DM1.00 = US$0.5900. The DM is convertible into U.S. dollars at freely floating rates, and there are currently no restrictions on the flow of German currency between Germany and the United States.

                                 CAPITALIZATION

The following table sets forth, at June 30, 1998, the capitalization of the Company (after giving effect to the issuance of 14,036,300 Common Shares issued after June 30, 1998 and the issuance of 2,300,000 Special Warrants) and the capitalization as adjusted to give effect to the issuance and sale by the Company of the maximum amount (5,000,000) of Common Shares offered hereby, at an assumed public offering price of US$1.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses. This table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.


                                                                       June 30, 1998
                                                                 -------------------------
                                                                                  As
                                                                  Actual       Adjusted
                                                                 --------    -------------
                                                                      (in thousands)
Long Term Bank Debt............................................     136             136
Non-Current due to Shareholders................................     303             303
                                                                    ---             ---
                                                                    439             439
Shareholders' equity
   Common  Shares,  without par value,
     unlimited number of shares  authorized; 16,179,425
     shares issued, actual; 21,179,425 shares
     issued, as adjusted ......................................  $1,808          $6,808
   Special Warrants, 2,300,000 issued and outstanding(1).......     575             575
   Cumulative Foreign Exchange Adjustment......................     153             153
   Retained earnings (deficit).................................  (2,263)         (3,028)
                                                                  -----           -----

     Total shareholders' equity................................     273           4,508
                                                                    ---           -----

Total capitalization...........................................    $712          $4,947
                                                                   ====          ======

--------------------------------
(1) Each Special Warrant is exchangeable, without payment of additional consideration, into one Common Share.

                                    DILUTION

As of June 30, 1998, the pro forma net tangible book value of the Company's Common Shares was US$124,905, or US$0.01 per share. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of Common Shares outstanding after giving effect to the issuance of an additional 13,636,200 Common Shares issued after June 30, 1998 and the conversion of 2,300,000 Special Warrants outstanding as of December 1, 1998. After giving effect to the sale by the Company of the maximum number of Common Shares offered hereby (5,000,000) at an assumed offering price of US$1.00 per share and after deducting the commissions and estimated offering expenses payable by the Company, the pro forma net tangible book value of the Company as of June 30, 1998 would have been US$4,364,905, or US$0.20 per share. This represents an immediate increase in net tangible book value of US$0.19 per share to existing shareholders and an immediate dilution of US$0.80 per Common Share to new investors purchasing the Common Shares in this offering. Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the amount of cash paid by a new investor for a Common Share.

The following table illustrates this per share dilution:

Assumed offering price per share ........................                US$1.00
Pro forma net tangible book value (deficiency)
 per share as of June 30, 1998........................... US$0.01
Increase per share attributable to the offering.......... US$0.19
                                                          --------
Pro forma net tangible book value per share after
 this offering........................................... US$0.20
Dilution per share to new investors.......................               US$0.80
                                                                         =======

The following table summarizes, on a pro forma basis as of December 1, 1998, the number of Common Shares purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing shareholders and by new investors purchasing the maximum amount of Common Shares offered hereby based on an assumed offering price of US$1.00 per share (before deducting discounts and commissions and estimated offering expenses payable by the Company):

                                                                                                     Average
                                               Shares Purchased          Total Consideration          Price
                                           ---------------------------------------------------------------------
                                               Number      Percent       Amount         Percent     Per Share
                                           ---------------------------------------------------------------------

Existing shareholders, pro forma basis.....  18,479,425       78.7%    US$4,619,856        48.0%       US$0.25
New investors..............................   5,000,000       21.3%    US$5,000,000        52.0%       US$1.00
                                              ---------       ----       ----------        ---
 Total ....................................  23,479,425      100%      US$9,619,856       100%
                                             ==========      ===         ==========       ===


After giving effect to the sale by the Company of the minimum Common Shares offered hereby (3,000,000) at an assumed offering price of US$1.00 per share and after deducting the commissions and estimated offering expenses payable by the Company, the pro forma net tangible book value of the Company as of June 30, 1998 would have been US$2,564,905, or US$0.12 per share. This represents an immediate increase in net tangible book value of US$0.11 per share to existing shareholders and an immediate dilution of US$0.88 per Common Share to new investors purchasing the Common Shares in this offering.

The following table illustrates this per share dilution:

Assumed offering price per share ........................                US$1.00
Pro forma net tangible book value (deficiency)
 per share as of June 30, 1998........................... US$0.01
Increase per share attributable to the offering.......... US$0.11
                                                          --------
Pro forma net tangible book value per share after
 this offering........................................... US$0.12
Dilution per share to new investors.......................               US$0.88
                                                                         =======

The following table summarizes, on a pro forma basis as of December 1, 1998, the number of Common Shares purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing shareholders and by new investors purchasing the minimum amount of Common Shares offered hereby based on an assumed offering price of US$1.00 per share (before deducting discounts and commissions and estimated offering expenses payable by the Company):

                                                                                                     Average
                                               Shares Purchased          Total Consideration          Price
                                           ---------------------------------------------------------------------
                                               Number      Percent       Amount         Percent     Per Share
                                           ---------------------------------------------------------------------

Existing shareholders, pro forma basis.....  18,479,425       86.0%    US$4,619,856        60.6%       US$0.25
New investors..............................   3,000,000       14.0%    US$3,000,000        39.4%       US$1.00
                                              ---------       ----       ----------        ---

 Total ....................................  21,479,425      100%      US$7,619,856       100%
                                             ==========      ===         ==========       ===

The foregoing computations include 2,300,000 Common Shares issuable upon the exercise of outstanding Special Warrants and exclude, as of December 1, 1998, the possible issuance of 2,875,000 Common Shares at an average exercise price of $1.00 per share pursuant to outstanding stock options. In addition, the foregoing computations exclude an aggregate of 325,000 Common Shares reserved for issuance upon exercise of options to be granted under the Company's 1998 Stock Option Plan. To the extent such stock options are exercised, or such Common Shares are granted, there will be further dilution to new investors in the offering. See "Principal Shareholders" and "Remuneration of Directors and Executive Officers - Stock Option Plan."

                              PLAN OF DISTRIBUTION

Under the terms and subject to the conditions contained in the Agency Agreement, IPO has agreed to sell the Common Shares on a "best efforts" basis. IPO will offer the Common Shares at the offering price set forth on the cover page of this Prospectus and the Company will allow IPO a commission equal to 10% of the offering price. IPO may engage other broker-dealers registered with the NASD and in applicable jurisdictions and selected securities dealers in Canada to participate in this Offering and IPO may pay a commission to these dealers. IPO will not effect any sales to discretionary accounts. The Company has agreed to indemnify IPO against certain liabilities including liabilities under the Securities Act, or to contribute to payments IPO may be required to make in respect thereof.

The Offering will begin on the date of this Prospectus and will continue until the later of (i) the date that is four months after the date of this Prospectus or (ii) such later date as may be agreed upon by the Company and IPO (the "Expiration Date"). When collected, subscription funds will be held by IPO in an interest-bearing escrow account. The Company reserves the right to reject orders for the purchase of Common Shares in whole or in part, and if a subscription is rejected, the subscriber's funds will be returned without interest the next business day after rejection.

The Offering will be terminated, no Common Shares will be sold, and no subscription proceeds will be released from escrow to the Company unless on or before the Expiration Date (i) the Company has accepted subscriptions and payment in full for the minimum number of Common Shares and (ii) the Company's registration statement on Form 8-A under the Exchange Act has been declared effective by the SEC. If the foregoing conditions have not been satisfied by the Expiration Date, or the Offering is otherwise earlier terminated, accepted subscriptions will be of no future force or effect. In such event, IPO will promptly return to all subscribers all subscription funds, without any interest thereon.

If the minimum number of Common Shares are sold and the Company's registration statement on Form 8-A has been declared effective under the Exchange Act, the subscription amounts held in escrow, including any interest thereon, shall be released to the Company for its immediate use. Any subscriptions accepted after the sale of the minimum number of Common Shares but before the termination of the Offering will be held by IPO pending acceptance or rejection of subscriptions. Upon acceptance, such proceeds will be available for immediate use by the Company.

In connection with the Offering, the Company has agreed to issue to IPO warrants to purchase Common Shares in an amount equal to 10% of the Common Shares sold in the Offering. The warrants are exercisable for a period of two years from the date of IPO having received a letter from the Company indicating that Company's registration statement on Form 8-A has been declared effective by the SEC. The exercise price for the first year is US$1.00 per Common Share and for the second year is US$1.50 per Common Share. The Company has also agreed to pay IPO a corporate finance fee of US$50,000.

Before this Offering, there has been no market for the Company's Common Shares. The offering price of the Common Shares was determined by negotiation between the Company and IPO and does not necessarily bear any relationship to the Company's assets, book value, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Common Shares. Factors considered in determining such offering price, in addition to prevailing market conditions, include the history of, and prospects for, the industry in which the Company competes, and assessment of the Company's management, its past and present operations, the prospects of the Company, its capital structure and such other factors as were deemed relevant.

                                 USE OF PROCEEDS

The net proceeds to the Company from the sale of the Common Shares being offered hereby, based on an offering of 3,000,000 to 5,000,000 Common Shares at an assumed initial public offering price of US$1.00 per share and after deducting commissions and estimated offering expenses payable by the Company, estimated to be approximately US$260,000, are estimated to be between US$2,440,000 and US$4,240,000.

The Company expects to use the proceeds from the Offering for research and development of new products and technologies, expansion of the Company's marketing and sales organization and activities and general working capital. The Company may also use a portion of the proceeds to acquire or invest in businesses, products or technologies that expand, complement or are otherwise related to the Company's existing business. The Company has no present plans, agreements or commitments, and is not currently engaged in any negotiations, with respect to any such transactions.

Pending their application, the Company will invest the net proceeds from this Offering in government securities or short-term, interest- or dividend-bearing investment-grade securities.

                                    BUSINESS

Overview

The Company is engaged in the development and commercialization of electrical power system components for the automotive industry. The Company's primary technology relates to a "smart" automotive starter battery (the "iQ Battery") which combines several proprietary features. These features include an insulated case to minimize temperature fluctuation, an internal microprocessor to monitor and control the changing and discharging process and a battery acid anti-stratification device, to create a battery with more efficient charging, storage and power delivery than conventional automotive batteries. Compared to conventional OEM batteries, the iQ Battery is lighter, has increased cold-weather starting performance and increased life expectancy.

The starting, lighting and ignition ("SLI") battery industry is a mature and stable industry that is composed of a limited number of aftermarket resellers and OEMs. Over the last ten years, new competition and changes in the automotive industry have increased pressure on SLI battery manufacturers to reduce costs and to improve the power and efficiency of the batteries they produce. In response to these conditions and to the increased market demand for smaller and lighter SLI batteries that produce adequate amounts of electrical power, the Company has developed the iQ Technology, a battery technology that lowers the
weight  and  increases  the   electrical   output  of  SLI  batteries.

The Company has produced prototype batteries based on the iQ Technology for testing by several major automotive manufacturers, including Daimler-Benz, BMW and Audi. As a result of these tests and extensive testing by the Company, the Company believes that when compared to a conventional 12 volt automotive battery, a comparable iQ Battery will:

     o weigh 40% less;
     o have six times the recharging capacity in cold conditions;
     o require 40% less lead;
     o have increased service life; and
     o have increased low-temperature starting capacity.

The Company intends to market the iQ Battery to automakers in order to stimulate demand for the iQ Technology. The Company anticipates that it will eventually license the iQ Technology to automobile suppliers and battery manufacturers or enter into one or more strategic relationships with established battery manufacturers to produce and distribute the iQ Battery.

Industry Background

The SLI battery industry is a stable, mature industry that is composed of a limited number of aftermarket resellers and OEM's. In 1997, worldwide unit sales in the SLI battery market have been estimated at approximately 235 million units with a value of US$7.5 billion. The SLI battery industry is highly-concentrated and is dominated by eight SLI battery manufacturers who, in 1997, accounted for approximately 66% of the worldwide market share. The following graph sets forth the approximate world SLI battery market share of the principal battery manufacturers in 1997.

[Pie chart setting forth the approximate world SLI battery market share of principal battery manufacturers in 1997. The information contained in the chart is as follows:


          Manufacturer                            Market Share

          Exide                                     20%
          Yuasa (Japan)                             10%
          GNB (Australia)                            8%
          Hawker (England)                           7%
          Johnson Controls (U.S.)                    6%
          Varta (Germany                             5%
          JSB (Japan)                                5%
          Delco Remy (U.S.                           5%
          Others                                    34%]


The SLI battery industry, over the past 30 years, has had a relatively low level of product innovation and has been slow to respond to changes in automotive technology and performance requirements. However, new competition within the SLI battery industry and changes in the automotive manufacturing industry have placed increased pressure on SLI battery manufacturers to reduce costs and to increase the power and efficiency of the batteries they produce. In recent years, many automotive manufacturers have begun divesting their component manufacturing divisions in an effort to streamline production processes. This divestment has resulted in increased competition and lower overall prices for SLI batteries. At the same time, many automobile manufacturers, in an effort to reduce costs, have begun to apply strict conditions to their relationships with OEM's, such as requiring "just-in-time" delivery and "in house" assembly of components. Many automobile manufacturers have also adopted a policy of having at least two alternative sources of supply, thus requiring any developer of new battery technologies to persuade other OEM's to adopt similar technologies.

Recent advances in automobile technology and design have placed increasing demands on the electrical output generated by an automobile battery. Despite these changes, conventional lead acid batteries have remained relatively unchanged since they were first introduced as an electrical power source for the auto industry. Conventional lead acid batteries are extremely sensitive to changes in temperature and continuously lose output capacity due to temperature fluctuations, vibration damage and corrosion and sulfatation inside the battery. As a result, in order to compensate for the tendency of conventional lead acid batteries to lose much of their output capacity over time, conventional battery manufacturers are required to manufacture larger and heavier batteries with increased initial output capacity. Such batteries not only add additional weight to the vehicle, but are also often more difficult to integrate into modern engine configurations. At the same time, fuel efficiency requirements and engine designs require that battery size and weight be reduced to ensure maximum fuel efficiency.

The Company believes that increased competition in the SLI battery manufacturing industry along with increased demands for high-powered, lightweight, efficient SLI batteries that can be used in both traditional and alternative vehicle applications, will facilitate the adoption of the Company's "smart battery" technology by aftermarket resellers and OEM's.

                            [Picture of iQ Battery]


The iQ Technology

Over time, lead-acid batteries lose output capacity due to, among other things, temperature fluctuations and corrosion of the internal lead plates. The iQ Battery utilizes an insulated case, an internal microprocessor and a battery acid anti-stratification device to minimize the loss of output capacity. As a result, the iQ Battery requires fewer lead plates than a conventional lead acid battery to deliver the required output capacity for a specific application.

     Double-Walled Casing

Conventional lead-acid batteries are vulnerable to damage caused by temperatures above 50 degrees Centigrade (122 degrees Fahrenheit) and to loss of starting performance when temperatures fall below freezing (0 degrees Celsius or 32 degrees Fahrenheit). Some auto manufacturers have attempted to protect batteries from the high temperatures found in the car's engine compartment by installing the batteries in the rear of the vehicle. Although this placement protects batteries from heat, it requires the use of long, thick cables to connect the battery to the engine. The cables not only increase the weight of the car, they also produce electrical losses in cold starting conditions. To offset these losses, manufacturers must use batteries with larger amounts of lead and acid, thus further increasing the total weight of the automobile.

In order to minimize the loss of performance caused by temperature extremes, the Company engaged BASF, Germany's largest chemical company, to develop a double-walled battery case made from a polypropylene foam material called Neopolen(R), a thermoplastic particle foam. When a battery is placed inside the Neopolen case, it is protected against the extreme temperature fluctuations by the thermal insulation properties of the material.

In addition, Neopolen has mechanical properties which lends itself to integrating with battery technology. The cells of this ductile material remain intact under mechanical pressure and, after protracted compression, the material returns to its original shape. The Company believes that the structural stability of the Neopolen case will provide additional protection to the internal battery components.

     Energy Control System

Although the insulated case of the iQ Battery provides protection against extreme high temperatures, the insulated case cannot protect the battery from extended low temperatures. Temperatures below freezing dramatically reduce the ability of a battery to start an automobile engine and to be recharged by a running car's generator. To prevent the loss of performance caused by low temperatures, the iQ Battery incorporates an energy control system to maintain or reestablish optimal internal battery temperatures.

The energy control system consists of a sensor and control system and an internal heating component. The sensor and control unit is designed to measure and record a variety of internal and external factors, including:

     o outside temperature
     o changes in outside temperature
     o inside temperatures
     o changes in inside temperature
     o the revolutions per minute ("RPMs") at which the engine was cranked
     o the time of travel and the RPMs during travel
     o voltage
     o changes in voltage

Using this information, the energy control system determines when the heating component must be activated and the amount of power that may be used to maintain optimum internal battery temperature without draining the battery to the point that damage occurs. The Company anticipates that, in the future, automobiles will have real time electronic information displays linked to the vehicle's on-board computer system to provide the driver information relating to battery charge levels, electrical outputs, temperature and other information.

The Company has initiated programs to complete the production design of the integrated circuits necessary for the internal sensor and control unit. As part of this process, the Company has received bids, from several manufacturers, each of which has established, at its own cost, design teams to compete for anticipated production orders. At the present time, each manufacturer has developed and presented functional prototypes meeting the Company's specifications. If the Company elects to produce the iQ Battery, rather than license the iQ Technology, the Company anticipates that it will select one of these manufacturers for the production of the energy control system components.

     The Anti-Stratification Component

Acid stratification is a less well-known, but significant, problem associated with lead-acid batteries. Lead-acid batteries utilize a mixture of sulfuric acid and distilled water. Because the specific gravity of water is less than that of sulfuric acid, over time gravity causes the acid and the water to separate. When this separation occurs, the battery is not able to produce or store electric power in the upper parts of the internal lead plates that are surrounded by water. In addition, if pure sulfuric acid becomes concentrated in the lower parts of the battery, the highly corrosive effects of the acid tend to override the electrochemical process in the lower parts of the internal lead plates.

The problems caused by acid stratification can be alleviated by continuously mixing the acid and water. In the past, manufacturers have sought to address this problem with acid pumps and other methods, but such efforts have not been successfully adapted for commercial application in the automotive starter battery market.

Instead of using moving parts or pumps, the iQ Technology uses hydrodynamic principles to facilitate continuous mixing of the sulfuric acid and the distilled water inside the battery. A simple plastic baffle is integrated into each cell of the battery. When the vehicle is moving, e.g., accelerating or braking, the inertial energy acts with the baffle to produce internal fluid pressure that causes the sulfuric acid at the bottom of the battery to travel through a corridor to the top of the battery. Specially designed "gating" mechanisms inhibit the reversal of the fluid flow. In addition, when the vehicle is not moving, the internal baffle system acts as a hydrodynamic pump that moves fluid to the top of the battery in response to the battery's internal heating element.

Performance Specifications and Test Results

The outer dimensions of the iQ Battery are identical to a standard conventional 12 volt lead acid battery in order to facilitate ease of replacement in existing vehicles. In addition, the dimensions and shape of the iQ Battery's terminals are identical to those of conventional batteries. The iQ Battery, however, loses charging capacity at a much lower rate than conventional batteries. As a result, the iQ Battery requires less amp output to deliver the same performance over time, and therefore, weighs approximately 40% less than conventional batteries.

The Company's prototype batteries have been tested extensively both in-house and by third-party organizations. The following tables detail the results of tests performed by a major auto manufacturer. All tests compared the prototype iQ Battery with a premium class, 12 volt, 100 amp battery that is normally used as OEM equipment in German luxury cars.


                             Car Power System Test

[Bar graph showing electrical output for the iQ Battery and a standard battery under two different temperature conditions: -20 degrees Celcius and 20 degrees Celcius. The results reflected in the graph are as follows:

     -20 degrees Celsius                Relative Amp Value
     -------------------                ------------------
     Standard Battery                          0.3
     iQ Battery                                1.22


     20 degrees Celsius                 Relative Amp Value
     -------------------                ------------------
     Standard Battery                          5.66
     iQ Battery                                6.98]


In the car power system test, the tested batteries were inserted into the power system of a standard automobile. A winter night drive was then simulated by placing the power system under load by adding additional power consumers, such as a heater, headlights, a stereo, power windows, etc. The electrical current output of the batteries was then measured under two different temperature conditions, 20 degrees Celsius and -20 degrees Celsius. The results indicate that at 20 degrees Celsius, the electrical current output of the iQ Battery was 125% of a conventional battery. At -20 degrees Celsius, the electrical current output of the iQ Battery was 420% of a conventional battery.


                                  Battery Test

[Bar graph showing total cycle time (in hours) for the iQ Battery and a standard battery under 3 different temperature conditions: -20 degrees Celcius, 0 degrees Celcius and 20 degrees Celcius. The results reflected in the graph are as follows:

     -20 degrees Celsius                Cycle Time (Hours)
     -------------------                -----------------
     Standard Battery                          62
     iQ Battery                                20


     0 degrees Celsius                  Cycle Time (Hours)
     ------------------                 -----------------
     Standard Battery                          19
     iQ Battery                                20


     20 degrees Celsius                 Cycle Time (Hours)
     -------------------                -----------------
     Standard Battery                          19
     iQ Battery                                19]


In the battery test, the tested batteries were charged and discharged multiple times at different temperature levels. The amount of time necessary to complete a full charging cycle (e.g., fully charge after being fully discharged) was measured. The tests showed that the iQ Battery's recharging times were substantially equivalent to conventional batteries in moderate to warm temperatures and over 40 hours less than the recharge time of a conventional battery in extreme cold conditions.


                               Climate Room Test

[Bar graph showing total revolutions per minute attributable to electrical output from the iQ Battery and a standard battery. The results reflected in the graph are as follows:

                                        Revolutions Per Minute
                                        ----------------------
     iQ Battery                                   83
     Standard Battery                             71]

In the climate room test, the batteries were mounted in automobiles and placed in cold conditions (-25 degrees Celsius). The car's engine was then cranked and the number of revolutions per minute was recorded. The higher the revolutions, the more starting power can be attributed to the tested battery. Based on the results of the climate room test, the iQ Battery performed better than the conventional battery in cold starting conditions.


                                Life Cycle Test

[Bar graph showing total percentage reduction in battery capacity in the iQ Battery and in a standard battery. The results reflected in the graph are as follows:

                                        Percentage Reduction in Capacity
                                        --------------------------------
     iQ Battery                                      14%
     Standard Battery                                22%]


In the life cycle test, the batteries were run through a series of industry standard tests that simulated the normal life cycle of a automobile SLI battery. At the end of the test, the lead battery plates were examined and the charging capacity of the batteries was measured to determine the percentage of battery capacity that was lost over time. The iQ Battery lost approximately 14% of its capacity compared with the loss of approximately 22% of capacity for the conventional battery.

The Company Strategy

The Company's objective is to license the iQ Technology to leading manufacturers of automotive batteries and to position itself as a leading provider of electrical power system components and technology to the automotive industry. The Company's strategy encompasses the following elements:

o Marketing to Automakers. The Company and iQ Germany have begun marketing production-ready prototypes of the iQ Battery to major automakers in order to stimulate demand for the iQ Technology. The Company anticipates that its initial marketing efforts with automakers will be concentrated on a relatively small group of companies and will be directed by a small and highly-skilled sales force of sales and application engineers.

o License the iQ Technology and Develop Manufacturing Relationships. Once automaker and manufacturer demand has been developed, the Company intends to license the iQ Technology to major automakers and established third-party manufacturers of SLI batteries. The Company may also establish strategic relationships with manufacturers and suppliers of SLI batteries in order to produce commercial quantities of SLI batteries utilizing the iQ Technology.

o Competitive Pricing. The Company anticipates that the retail price of the iQ Battery will be comparable to the retail prices of other premium priced SLI batteries.


Industry Relationships

The Company and iQ Germany have established relationships with a number of companies engaged in the automotive and electronics industries which are described below:

Suppliers and Manufacturers

     BASF

iQ Germany has entered into a Cooperation Agreement with BASF, a leading international chemical and textile manufacturer, pursuant to which BASF has agreed to participate with the iQ Germany in developing and marketing of the Neopolen battery case. Under the agreement, iQ Germany has agreed to exclusively use the Neopolen material produced by BASF in its battery designs in return for a payment by BASF to iQ Germany on every kilogram of Neopolen sold by BASF to battery manufacturers.

     Akkumulatorenfabrik Moll

iQ Germany has established a relationship with Moll, a leading battery manufacturer, pursuant to which Moll has manufactured prototypes of a battery based on the iQ Technology. Currently, iQ Germany and Moll are negotiating a cooperation agreement relating to the joint development, production and marketing of batteries incorporating the iQ Technology.

Automakers

     Daimler-Benz

iQ Germany has provided prototypes of the iQ Battery to Daimler-Benz, which is currently performing in-the-car and out-of-the-car tests. See "Business -- Performance Specifications and Test Results."

     BMW

iQ Germany has provided prototypes of the iQ Battery to BMW, which is currently testing such prototypes. iQ Germany has also purchased and installed BMW battery test and electronic lab equipment in iQ Germany's laboratories in Chemnitz, Germany, for the purposes of conducting tests on the iQ Battery prototypes.

Other Relationships

In addition to the above relationships, the Company, via iQ Germany, has also had discussions, and in some cases, delivered prototypes of the iQ Battery to Audi, Volkswagen and Porsche for testing. In addition to these German automakers, the Company is also pursuing contacts with other major automakers worldwide.

The Company has previously engaged in discussions with established battery manufacturers regarding the possibility of a joint venture in which small quantities of batteries using the iQ Technology can be produced in order to stimulate market interest or to satisfy niche market demands. In the event the Company is unsuccessful in its primary marketing strategy of licensing the iQ
Technology to major automakers and established battery manufacturers, the Company anticipates that this type of arrangement may provide an alternative means of market entry for the Company. There can be no assurance that the Company will be able to successfully establish a joint venture arrangement with a battery manufacturer on terms favorable to the Company, if at all.

Research and Development

The Company and iQ Germany are focusing their research and development efforts on improving the iQ Technology and the development of process technology required to manufacture the iQ Battery. A key element of the Company's strategy is to complete development of a battery that has undergone all relevant testing programs by German auto manufacturers and can be produced in commercial quantities. Over the most recent three fiscal years, iQ Germany has spent a total of DM 2,198,000 (US$1,403,000) on research and development.

The Company believes that its highly-qualified engineering and scientific personnel provide it with a significant competitive advantage. iQ Germany currently employs 12 engineers and scientists in its Chemnitz plant on a full- and part-time basis, whose primary focus is research and development. The Company's and iQ Germany's personnel have considerable experience with the development of SLI battery systems and applications. The Company believes that this combination of expertise has allowed iQ Germany, and will continue to allow the Company to design and develop battery technologies that can be implemented in a timely and cost-effective manner.

Competition

Competition in the battery industry is, and is expected to remain, intense. The competitors range from development stage companies to major domestic and international companies. Many of these companies have financial, technical, marketing, sales, manufacturing, distribution, and other resources significantly greater than those of the Company. In addition, many of these companies have name recognition, established positions in the market, and long-standing relationships with OEMs and other customers. There is significant development work being done by these competitors on various battery systems (including electrochemistries such as NiCd, NiMH and lithium), with significant effort focused on achieving higher energy densities, lower maintenance, lighter weight, longer energy retention and lower cost batteries. There can be no assurance that one or more new, higher power battery technologies will not be introduced which could be directly competitive with or superior to the iQ Technology.

The Company believes that its primary competitors are existing suppliers of automotive and lead-acid batteries. The primary suppliers of automotive batteries are Johnson Controls, Inc., Exide Corporation, GNB Inc. and Delphi. Among the Company's competitors in Europe are VB Autobatterie GmbH), Hawker Batteries, Fiamm, Delco Remy, Exide Corporation, Autosil, Hoppecke, Yuasa and Matsushita. All of these companies are very large and have substantial resources and market presence. Many are vertically integrated and produce the core components for their batteries from raw or recycled materials, reducing the unit cost of manufacturing. These companies have pursued and implemented aggressive production and manufacturing strategies which have led to substantial competitive advantages in the areas of production efficiencies and integrated distribution and inventory management systems. The Company expects that it will compete in certain targeted market segments on the basis of performance, reliability, ease of recycling and increased battery life. There can be no assurance that the Company will be able to compete successfully against these companies in any of the targeted market segments.

The Company may also develop products to compete in market segments including standby power, small batteries for engine starting and medical and electronics applications. The Company expects that its primary competition in the market for small lead acid batteries used in non-automotive applications are Yuasa, Exide Corporation, Matsushita, Hawker, CSB Battery of America Corp., and GS Battery. These companies are large and have substantial resources and market presence. There can be no assurance that the Company will be able to compete successfully against traditional lead acid batteries in any of the targeted applications.

The market for batteries, and the evolution of battery technology, is very dynamic. Other companies are devoting significant resources to improving existing battery technologies and developing new battery technologies. There can be no assurance that the Company's products will be able to compete effectively in any of its targeted market segments.

Intellectual Property Rights

The Company's success is dependent on its ability to protect its intellectual property rights. iQ Germany relies principally on a combination of copyright, trademarks, trade secret and patent laws, non-disclosure agreements and other contractual provisions to establish and maintain its proprietary rights. iQ Germany holds two United States patents related to its technology and has also applied for patents related to iQ Technology in other countries. iQ Germany issued patents cover the battery temperature sensor and heating element design and configuration.

In addition, iQ Germany has several German patents pending and one international patent pending. As part of its confidentiality procedures, iQ Germany generally enters into nondisclosure and confidentiality agreements with each of its key employees, consultants, distributors and corporate partners and limits access to and distribution of its technology, documentation and other proprietary information. There can be no assurance that iQ Germany's efforts to protect its intellectual property rights will be successful. Despite iQ Germany's efforts to protect its intellectual property rights, unauthorized third parties, including competitors, may from time to time copy or reverse engineer certain portions of the iQ Technology and use such information to create competitive products.

Policing the unauthorized use of the iQ Technology is difficult, and, while the Company is unable to determine the extent to which piracy of its technology exists, such piracy can be expected to be a persistent problem. In addition, the laws of certain countries in which the iQ Technology is or may be licensed do not protect its products and intellectual property rights to the same extent as do the laws of the United States. As a result, sales of products based on the iQ Technology in such countries may increase the likelihood that iQ Technology might be infringed upon by unauthorized third parties.

It is possible that the scope, validity and/or enforceability of intellectual property rights of the Company could be challenged by competitors or other parties. The Company is currently in the process of recording its interests in the iQ Technology with relevant authorities in applicable jurisdictions. The results of such challenges before administrative bodies or courts depend on many factors which cannot be accurately assessed at this time. Unfavorable decisions by such administrative bodies or courts could have a negative impact on the intellectual property rights of the Company. Any such challenges, whether with or without merit, could be time consuming, result in costly litigation and diversion of resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all. In the event of a claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, operating results and financial condition could be materially adversely affected.

iQ Germany has registered the trademark "iQ" in Germany. iQ Germany has not registered any trademarks in the United States.

Employees

As of December 1, 1998, iQ Germany had 12 employees engaged in product research and development on a part- and full-time basis and 8 employees engaged in general and administrative and marketing functions on a part- and full-time basis. The Company's and iQ Germany's success will depend in large part on their ability to attract and retain skilled and experienced employees. None of the Company's or iQ Germany's employees are covered by a collective bargaining agreement, and the Company believes iQ Germany's relations with its employees are good.

Facilities

iQ Germany occupies approximately 228 square meters of leased office space at its headquarters in Unterhaching, Germany for its product development, marketing, support and administration operations. iQ Germany also occupies approximately 165 square meters of leased office space in Floha, Germany. The Unterhaching lease terminates on February 28, 2001 and the Floha lease can be terminated on the giving of three months' notice. The Company maintains a license for its executive offices in Vancouver, British Columbia, Canada on a month-to-month basis.

Legal Proceedings

As of the date hereof, there is no material litigation pending against the Company or iQ Germany. On January 3, 1994, a civil lawsuit was filed by Hans Engelhorn against Peter E. Braun and Horst Dieter Braun (the "Brauns") in the District Court of Berlin (Case No. 3 O 40/94). Mr. Engelhorn seeks to compel transfer of certain intellectual property rights or, alternatively, money damages of approximately DM 500,000 (US$310,000). Certain of the intellectual property rights at issue are now held by the Company. Mr. Engelhorn alleges that the Brauns had a contractual obligation to transfer the intellectual property to a partnership which has since been dissolved. The Company has been advised by the Brauns that the prosecution of this lawsuit has not been pursued. The Company believes that the lawsuit is without merit and will not materially affect the Company's rights in the intellectual property at issue.

From time to time, the Company and/or iQ Germany may be a party to litigation and claims incident to the ordinary course of business. While the results of litigation and claims cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse effect on the Company's business, financial condition and operating results.

                             SELECTED FINANCIAL DATA

The following selected consolidated financial data of the Company are qualified in their entirety by reference to and should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this Prospectus and the audited consolidated financial statements and notes thereto included in this Prospectus. The consolidated statements of operations data for the six month period ended June, 1998, the years ended December 31, 1997 and1996 and the consolidated balance sheet data at June 30, 1998 and at December 31, 1997 and 1996, are derived from and are qualified by reference to the Company's audited consolidated financial statements which appear in this Prospectus These financial statements were prepared in accordance with Canadian GAAP. The pro forma financial data are provided for comparative purposes only and are not necessarily indicative of results that would have been achieved if the transactions reflected therein had been effected at the beginning of the period for which pro forma information is presented or of the results expected for any subsequent period.


                                                                                                             Fiscal
                                                                                     Years ended          Period Ended
                                                 Six-Months Ended June 30,             December           December 31,
                                                                                          31,
                                --------------------------------------------- --------------------------  --------------
                                     1998                                         1997
                                  Pro Forma         1998           1997        Pro Forma       1997           1996
                                 (unaudited)                                  (unaudited)                    (seven
                                                                                                             months)
                                --------------- -------------- -------------- ------------- ------------  -------------
Statement of Operations Data:
  Revenue.....................     $     --       $      --       $     --     $   27,000    $     --        $     --
  Operating Expenses..........      457,000         101,211         42,471        760,000     135,236          10,504
  Net income (loss) for the
  period......................     (463,000)       (101,211)       (42,471)      (779,000)   (135,236)        (10,504)
  Earnings (loss) per
   Common Share...............        (0.03)          (0.04)         (0.08)         (0.06)      (0.14)            N/A
  Weighted average shares
   outstanding(1).............   15,086,461       2,286,461        547,271     13,750,291     950,294              --





                                             As at June 30,                             As At December 31,
                              ------------------------------------------------------------------------------------------
                                      1998
                              Pro Forma (unaudited)
                                                             1998                   1997                   1996
                              ----------------------  -------------------- ----------------------- ---------------------
Balance Sheet Data:
  Cash and cash equivalents.    $      4,335,000      $        78,731      $        43,525         $           --
  Working capital                      3,826,000              388,855              346,695                (10,503)
  (deficiency)..............
  Total assets..............           4,797,000              553,588              419,261                147,977
  Non-current liabilities...             307,000                   --                   --                     --
  Stockholders' equity......    $      3,725,000      $       388,855      $       346,695         $      (10,503)


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

The following discussion contains "forward-looking statements." In particular, certain statements in "Overview" and "Acquisition of iQ Germany" and the sections entitled "Results of Operations of the Company," "Results of Operations of iQ Germany" and "Liquidity and Capital Resources" contain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the Company's ability to achieve the objectives of its business strategy, accelerate or defer operating expenses, achieve revenue, hire new personnel and other factors set forth under "Risk Factors" in this Prospectus. In particular, the reader should note the Risk Factors entitled "Limited Operating History," "Competition," "Expectations of Continuing Losses; Negative Cash Flow; Need for Additional Financing," "Reliance on Unproven Applications of Technology; Dependence on Single Product," "Uncertainty of Market Acceptance" and "No Marketing, Manufacturing or Distribution Experience."

The following discussion is qualified by the more complete financial information contained in the audited financial statements of the Company and the related notes and the financial statements of iQ Germany and the related notes included in this Prospectus. The financial statements of the Company included herein have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Management believes that there is no material difference between Canadian GAAP and United States generally accepted accounting principles ("US GAAP") as applied to the financial results of the Company. The financial statements of iQ Germany included herein have been prepared in accordance with US GAAP.

The following discussion of the results of operations of the Company should be read in conjunction with the Company's audited financial statements and the notes thereto, the discussion of Results of Operations of iQ Germany discussed below and the audited financial statements of iQ Germany and the notes thereto included in this Prospectus. The results of operations of iQ Germany are not included in the Company's financial statements included herein.

Overview

The Company was organized in December 1994 and commenced operations in June 1996. The Company is engaged in the development and commercialization of electrical power system components for the automotive industry. The Company's primary product is a "smart" automotive starter battery which combines several proprietary features designed to optimize automotive starter battery efficiency.

The Company is in the development stage and its principal activity to date has been the acquisition of all the issued and outstanding shares of iQ Germany. Neither the Company nor iQ Germany have derived revenues from operations, and the Company does not anticipate having material revenues from operations until 2000, if at all. The Company and iQ Germany have incurred substantial losses to date, and there can be no assurance that the Company will attain any particular level of revenues or that the Company will achieve profitability.

The Company believes that the historic spending levels of the Company and iQ Germany are not indicative of future spending levels because the Company is entering a period in which it will increase spending on product research and development, marketing, staffing and other general operating expenses. For these reasons, the Company believes its expenses, losses, and deficit accumulated during the development state will increase significantly before it generates material revenues.

Acquisition of iQ Germany

On August 25, 1998, the Company acquired all the issued and outstanding stock of iQ Germany in exchange for 10,000,000 common shares of the Company at a deemed price of US$0.25 per common share for a total purchase price of US$2,500,000. As a result of the business combination, the shareholders of iQ Germany have control of iQ Canada. Due to this acquisition, iQ Germany will be identified as the acquiror (reverse acquisition), and the business combination will be accounted for under the purchase method. Pursuant to the terms of the Share

Exchange Agreement, the former shareholders of iQ Germany, as a group, have a limited right to require iQ Canada to repurchase all, but not less than all, of the iQ Canada Common Shares received by such shareholders (the "Put Option"). The Put Option is exercisable at and after the four month anniversary of the initial filing of this Prospectus if (i) iQ Canada has failed to complete an equity offering with gross proceeds of at least US$3 million and (ii) such shareholders have repaid to iQ Canada the full amount of all funds iQ Canada has advanced or invested in iQ Germany. The Put Option will terminate at the close of this Offering.

Pursuant to the terms of Atypical Share Exchange Agreements, the Company has also issued into escrow an additional 2,800,000 Common Shares against the deposit into escrow of "atypical shares" of iQ Germany held by all Atypical Shareholders. The Common Shares and the "atypical shares" will be released from escrow to the Atypical Shareholders and the Company, respectively, at the close of this Offering. In the event the Put Option is exercised, the Common Shares and the "atypical shares" will be released from escrow and returned to the Company and the Atypical Shareholders, respectively.

Results of Operations of the Company

The Company was organized in December 1994 and commenced operations in June 1996. The Company's principal activity to-date has been the acquisition of all the issued and outstanding shares of iQ Germany.

No revenues were recorded in either the seven month period ended December 31, 1996, the year-ended December 31, 1997 or the six month period ended June 30, 1998.

As of June 30, 1998, the Company had an accumulated deficit of US$246,951. The Company incurred a net loss of US$101,211 for the six-month period ended June 30, 1998, compared to a net loss of US$42,471 for the comparable period of the prior year and a net loss of US$10,504 for the seven-month period ended December 31, 1996, and US$135,236 for the year ended December 31, 1997.

The Company anticipates that the level of spending will increase significantly in future periods as the Company undertakes research and development activities related to the commercialization of the iQ Technology. In addition, the Company anticipates that its general and administrative expenses will also significantly increase as a result of the growth in the Company's research, development, testing and business development programs. The actual levels of research and development, administrative and general corporate expenditures are dependent on the cash resources available to the Company.

Results of Operations of iQ Germany

iQ  Germany  was   organized   in  1991  to  engage  in  the   development   and
commercialization  of  electrical  power system  components  for the  automotive industry. Since that date iQ Germany has been engaged primarily in organizational, research and product development efforts.

As of June 30, 1998, iQ Germany had an accumulated deficit of DM 1,790,000 (US$993,000). iQ Germany incurred a net loss of DM 793,000 (US$437,000) for the six month period ending June 30, 1998, DM1,073,000 (US$644,000) for the year ending December 31, 1997 and DM831,000 (US$551,000) for the year ending December 31, 1996.

iQ Germany had no revenues for the six month period ending June 30, 1998, revenues of DM45,000 (US$27,000) for the year ending December 31, 1997, and no revenues for the year ending December 31, 1996. All of iQ Germany's revenues were derived primarily from licensing fees.

For the six month period ended June 30, 1998, iQ Germany incurred research and development expenses of DM643,000 (US$355,000), DM881,000 (US$506,000) for the year ending December 31, 1997 and DM695,000 (US$461,000) for the year ending December 31, 1996. The increase in research and development expenses in each period reflects the cost of supporting a higher level of activity, principally research, product development, building prototypes and product testing.

iQ Germany incurred general and administrative expenses of DM110,000 (US$61,000) for the six month period ended June 30, 1998, DM162,000 (US$93,000) for the year ending December 31, 1997 and DM127,000 (US$84,000) for the year ending December 31, 1996. The increases in administrative and general corporate expenses from period to period were due primarily to the increase in expenses related to the growth of iQ Germany's operations, the leasing of a new office facility in 1997, and other administrative and corporate expenses related to the share exchange with the Company.

Following completion of the offering, iQ Germany's expenditures are expected to materially increase as the Company pursues its research, development, testing and commercialization programs and expands its finance and administrative staff and financial and management system.

Liquidity and Capital Resources

Since inception, the Company has financed its operations primarily through sales of its equity securities. As of June 30, 1998, the Company had cash and cash equivalents of approximately $78,731. As of June 30, 1998, the Company had raised approximately $635,806 (net of issuance costs) from the sale of such securities. Subsequent to June 30, 1998, the Company received gross proceeds of $75,000 by issuing 300,000 Common Shares at a price of US$0.25 per share in July 1988. In December 1998, the Company received gross proceeds of $709,050 by issuing 536,200 Common Shares and Special Warrants to purchase 2,300,000 Common Shares at a price of US$0.25 per share and US$0.25 per Special Warrant.

iQ Germany is obligated to pay to Horst Dieter Braun and Peter Braun, the Company's Vice President, Research and Development and President, respectively, DM400,000 in connection with the Company's acquisition of the iQ Technology and certain other intellectual property rights. The amount is payable only out of and only to the extent of the gross profits of iQ Germany.

The Company plans to finance its capital needs principally from the net proceeds of this Offering and interest thereon and, to the extent available, lines of credit. The Company currently has no commitment for any credit facilities such as revolving credit agreements or lines of credit that could provide additional working capital. The Company believes that the net proceeds from this Offering, together with interest thereon and the Company's existing capital resources, will be sufficient to fund its operations through 1999. The Company's capital requirements depend on several factors, including the success and progress of its product development programs, the resources it devotes to developing its products, the extent to which its products achieve market acceptance, and other factors. The Company expects to devote substantial capital resources for research and development. The amount and timing of the Company's future capital requirements cannot be accurately predicted. The Company will consider collaborative research and development arrangements with strategic partners and additional public or private financing (including the issuance of additional equity securities) to fund all or a part of a particular program in the future. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available, the Company may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with strategic partners that require the Company to relinquish rights to certain of its technologies or products. There can be no assurance that the Company will be able to raise additional capital if its capital resources are exhausted. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.

Year 2000 Issue

The Company has conducted a review of its computer systems to identify the systems that could be incompatible with dates beyond December 31, 1999, and is developing an implementation plan to resolve issues that may arise. The Company has also requested all its strategic partners, consultants, contractors and significant suppliers to conduct similar assessments of their respective computer programs, systems, procedures and operations to determine the extent to which the Company is exposed to possible computer system failure. The Company places minimal reliance on data sensitive software and believes that the expected cost and availability of resources, to recover information not properly processed after December 31, 1999, would not result in a material effect on the Company's results of operations.

The Year 2000 issue arises with the change in century and the potential inability of information systems to correctly "rollover" dates to the new century. To save on computer storage space, many systems were programmed with a two-digit century (i.e. December 31, 1999 would appears as 12/31/99) assuming that all years would be part of the 20th century. On January 1, 2000, systems with this programming will default to 01/01/1900 instead of 01/01/2000, and calculations using or reporting the date will not be correct and errors will arise. To prevent this from occurring, information systems need to be updated to ensure they recognize the Year 2000.

The Company and iQ Germany began their respective Year 2000 strategies by compiling a list of all computerized equipment and making a determination of how, if at all, the software will be affected by Year 2000. Although the effect is so far unquantified, all of the Company's and iQ Germany's software is recent, and therefore the Company and iQ Germany anticipate that they will have sufficient time to test any new systems that need to be installed. All of the Company's and iQ Germany's financial and business records will be backed up to ensure that no loss of information can occur. Management does not anticipate incurring significant costs in this regard.

Foreign Currency Translation Risk

To date, exposure to foreign currency fluctuations has not had a material effect on the Company's operations. The Company believes its risk of foreign currency translation is limited, as its operations are based in Germany with resulting transactions primarily denominated in United States dollars. The Company does not currently engage in hedging or other activities to control the risk of foreign currency translation, but may do so in the future, if conditions warrant.

Recent Accounting Pronouncements

Accounting for Derivative Instruments and Hedging Activities.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS 133 is effective for fiscal years beginning after June 15, 1999 and must be applied to instruments issued, acquired, or substantively modified after December 31, 1997. The Company does not expect the adoption of the accounting pronouncement to have a material effect on its financial position or results of operations.

                        DIRECTORS AND EXECUTIVE OFFICERS

The directors, executive officers and key employees of iQ Canada are as follows:

     Name                    Age              Position
     ----                    ---              --------
Peter E. Braun               35     President and Chief Executive Officer,
                                        Director
Dr. Gunther C. Bauer         48     Vice President, Research and Development,
                                        Director
Gerhard K. Trenz             57     Vice President, Finance and Chief Financial
                                    Officer
Russell French               51     Director
Eckehard Endler              55     Development Engineer
Rolf Kohler                  53     Development Engineer
Freidrich-Wilhelm Schutz     57     Director, Material Management, Electronic
                                        Production and Quality Control
Steffen Tschirsch            37     Director of Research and Development
Gregory A. Sasges            38     Secretary
-----------------------------


Directors and Executive Officers

Peter E. Braun has served as a director and as the Company's President and Chief Executive Officer since September 1998. From 1994 to the present, Mr. Braun has also served as Managing Director of iQ Germany. From 1992 to 1994, Mr. Braun worked for Daimler Benz as an in-house consultant to Deutsche Aerospace. Mr. Braun received a Masters of Science degree in Aeronautic Engineering and Space Technology from the Technical University of Berlin in 1992.

Dr. Gunther C. Bauer has served as a director and as Vice President, Research and Development of the Company since September 1998. From 1994 to the present, Dr. Bauer has also served as Vice President, Engineering of iQ Germany. From 1993 to 1994, Dr. Bauer was responsible for creating a Profit Center within the Daimler Benz Group, an German automobile manufacturer, and from 1992 to 1993, he was responsible for business strategy with the TEMIC Group, a wholly-owned subsidiary of Daimler-Benz Aerospace A.G. From 1987 to 1992, Dr. Bauer served in positions with German Aerospace, including Head of Staff of Innovations Field Logic and Director of Corporate Development for Business Aeronautics. Since 1980, Dr. Bauer has been a Lecturer at the University of the Bundeswehr German Forces in Munich, Germany. Dr. Bauer received his Master of Science in
Electronics from the Technical University of Munich and his doctorate in Mechanical Engineering from the University of Dortmund in Dortmund, Germany.

Gerhard K. Trenz has served as Vice President, Finance and Chief Financial Officer of the Company since September 1998. From 1996 to the present, Mr. Trenz has also served as Vice President, Finance at iQ Germany. From 1988 to 1996, Mr. Trenz headed Semicustom, a business unit of the Siemens Group, as Vice President, Finance and Business Administration of Siemens Semiconductor Division. From 1970 to 1988, Mr. Trenz held various positions in the Siemens Group including Controller of Technology Development for ICs, in-house consultant for the Corporate Strategic Planning Group of Siemens and Vice
President, Finance and Business Administration of Lormont / Bordeaux, a production site of Siemens in France. Mr. Trenz received his Master of Science degree in Telecommunications and Business Administration at the Technical University of Munich.

Russell French has served as a director of the Company since 1994. From December 1994 to August 1998, Mr. French served as the President of the Company. From 1993 to the present, Mr. French has been a principal of Mayon Management Corp., a company organized to manage, organize and find new business ventures. Mr. French currently serves as a director and President of AlPaka Resources Corp., a publicly-traded company. Mr. French is a past director and President of Pacific Falkon Resources Corp. and a past director of International Precious Metals Corporation.

Gregory A. Sasges has served as Secretary of the Company since December 1, 1998. Mr. Sasges is a partner in a Vancouver law firm through his personal corporation and has practiced law continually for the past 12 years with a preferred area of practice in corporate and securities law. Mr. Sasges also currently serves as the corporate secretary and is a former director of High Desert Mineral Resources, Inc., a mineral resource company. Mr. Sasges is a past director of Alpaka Resources Corp. and a past corporate secretary of GHK Resources Ltd., both of which were mineral resource companies. Mr. Sasges received his Bachelor of Commerce and Bachelor of Law degrees from the University of British Colombia, Canada, in 1984 and 1985 respectively.

KEY EMPLOYEES:

The Key Employees of iQ Canada are:

Eckehard Endler has served as Development Engineer of the Company since 1998. From 1994 to the present, Mr. Endler has also served as manager, Measurement and Laboratories of iQ Germany. From 1978 to 1994, Mr. Endler worked as a Development Engineer for a textile company. He received a degree in Electrical Engineering from The Senior Technical College in Dresden, Germany in 1973.

Rolf Kohler has served as Development Engineer of the Company since 1998. From 1973 to 1997, he served as a Development and Test Engineer at Foron, a white goods producer, in Chemnitz, Germany. Mr. Koehler received a degree in Electronic Device Construction from The Senior Technical College in Midweida / Chemnitz in 1973.

Friedrich-Wilhelm Schutz has served as the Director, Material Management, Electronic Production and Quality Control of the Company since 1998. In 1997, Mr. Schutz held the same position in iQ Germany. From 1967 to 1996, Mr. Schutz worked in the field of production and project development at Deutsche Aerospace, Bosch and Rhode & Schwarz. Mr. Schutz received his Master of Science degree in Telecommunications from the Senior Technical College in Cologne, Germany and in Microelectronics from the Technical University in Aachen, Germany in 1967.

Steffen Tschirch has served as the Director of Research and Development of the Company since 1998. From 1994 to the present, Mr. Tschirch held the same position at iQ Germany. From 1989 to 1993, Mr. Tschirch worked as a Scientific Assistant at the Technical University of Chemnitz, Germany. Prior to that period, Mr. Tschirch studied at the Technical University of Chemnitz with a focus on Physics and Electronic Components and received his Master of Science degree in 1989.

                     REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth the compensation paid to directors and officers of the Company during the fiscal year ended December 31, 1997.



                                                Summary Compensation Table
                                                   (in Canadian Dollars)
                                Annual Compensation                    Long Term Compensation
                      ----------------------------------------------  -----------------------------------------
                                                                         Awards                         Payouts
                                                                      -------------------------------   -------
                                                                         Securities    Restricted
                       Fiscal                           Other Annual       under       Shares or
 Name and Principal    Year                             Compensation    Options/SARs   Restricted          LTIP        All Other
      Position         Ended   Salary ($)     Bonus ($)     ($)          Granted (#)   Share Units($)   Payouts ($)    Compensation
-------------------    ------  ----------     ---------  -----------    -------------  --------------   -----------    ------------


Gunther C. Bauer       1997    45,600(1)(2)    -          -              -              -                -               -
Peter E. Braun         1997    45,600(1)(2)    -          -              -              -                -               -
Russell French         1997    60,000(3)       -          -              -              -                -               -
Gerhard K. Trenz       1997    28,745(1)(2)    -          -              -              -                -               -


------------------------------

(1) Reflects salary paid to the officer or director by iQ Germany during the fiscal year ended December 31, 1997.
(2) For your convenience, we have converted Deutschmark salary amounts into U.S. dollars using the average noon buying rate in New York City for cable transfers payable in Deutschmarks as certified for customs purposes by the Federal Reserve Bank of New York for the relevant period, as set forth in "Exchange Rate Information."
(3) Represents consulting fees paid to Mayon Management Corp., a corporation controlled by Russell French.

The Company does not have a long-term incentive plan pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid or distributed to the Named Executive Officers during the most recently completed financial year.

During the most recently completed financial year ended December 31, 1997, the Company did not have a pension plan for its Directors, officers or employees.

Director Compensation

Other than compensation paid to Peter Braun, Gunther Bauer and Russell French, as disclosed above under the sub-heading "Remuneration of Directors and Officers," none of the Directors of the Company have received any cash compensation, directly or indirectly, for their services rendered during the most recently completed financial year of the Company. The Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year, other than pursuant to the granting of stock options.

Options to Purchase Securities

During the Company's most recently completed financial year ended December 31, 1997, the Company has not granted Directors and Officers any stock options, and no Directors or Officers of the Company have exercised any stock options. In addition, during the Company's most recently completed financial year ended December 31, 1997, there were no SAR or stock option repricings. Since the completion of its fiscal year ended December 31, 1997, the Company granted the stock options described below under "Principal Shareholders."

Employment Agreements

Effective September 1, 1998, Peter E. Braun, Dr. Gunther C. Bauer and Gerhard Trenz have entered into employment agreements with the Company, providing for annual salaries of US$102,000, US$96,000 and

US$84,000, respectively. Mr. Braun's and Dr. Bauer's employment agreements are for a term of five (5) years. Mr. Trenz's employment agreement is for a term of three (3) years. The employment agreements are governed by the laws of Germany.

1998 Stock Option Plan

In November 1998, the Board of Directors of the Company adopted the 1998 Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan will terminate on the earlier of June 30, 2008 or such other date as the Board of Directors may determine. The Stock Option Plan is administered by the Board of Directors (or a committee thereof) and provides that options may be granted to the Company's officers, directors, employees and other persons, including consultants, based on the eligibility criteria set out in the Stock Option Plan.

The options issued pursuant to the Stock Option Plan are exercisable at a price fixed by the Plan Administrator, in its sole discretion; provided that options granted in substitution for outstanding options of another corporation in connection with a merger, consolidation, acquisition of property or stock or other reorganization involving such corporation and the Company or any subsidiary of the Company may be granted with an exercise price equal to the exercise price for the substituted option of the other corporation, subject to adjustment. Subject to certain exceptions in the Stock Option Plan relating to death, divorce and certain estate planning techniques, options granted under the Stock Option Plan are non-assignable and non-transferable.

The maximum number of the Common Shares reserved for issuance under the Stock Option Plan including options currently outstanding is 3,000,000 Common Shares. As of December 1, 1998 a total of 2,875,000 options are issued and unexercised.

Indebtedness Of Directors And Senior Officers

None of the Directors or Senior Officers of the Company or any associates or affiliates of the Company, are or have been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

                             PRINCIPAL SHAREHOLDERS

The following table sets forth as of December 1, 1998 information concerning the beneficial ownership of the Company's Common Shares, and as adjusted to reflect the issuance of the maximum Common Shares issuable pursuant to this Offering (5,000,000) by persons who are known by the Company to own beneficially more than 10% of Common Shares, by each of the persons named in the table under the caption "Remuneration of Directors and Officers" and by all directors and executive officers of the Company as a group.


                                                                                           As Adjusted
                                                                               -------------------------------------

   Name and Address                           Number of        Percentage of    Number of Common    Percentage of
   of Beneficial Owner(1)(9)                Common Shares        Class(2)            Shares           Class(3)
  ---------------------------------------   --------------     --------------   -----------------   -----------------
  Gunther Bauer(4).......................     2,954,000           15.6%            2,954,000            12.4%
  Horst Dieter Braun.....................     2,500,000           13.5%            2,500,000            10.6%
  Peter E. Braun(5)......................     2,500,000           13.2%            2,500,000            10.5%
  Karin Wittkewitz.......................     1,900,000           10.3%            1,900,000             8.1%
     Schrenckweg 1,
     85658 Egmating, Germany
  Gerhard Trenz(6).......................        96,297            1.0%               96,297                *
  Russell French(7)......................       636,214            3.4%              636,214             2.7%
    Suite 708-A
    1111 West Hastings Street
    Vancouver, B.C.  V6E 2J3
  All Directors and Officers as a
  Group(8)...............................    10,661,511           54.0%           10,661,511            43.0%


*    Represents less than 1% of outstanding shares.
(1) Unless otherwise noted all addresses are Erlenhof Park, Inselkammer Strasse 4, D-82008 Unterhaching, Germany.
(2) Based on an aggregate of 18,479,425 Common Shares outstanding as of December 1, 1998 and includes 2,300,000 common shares issuable upon the exercise of outstanding special warrants.
(3)  Based on an assumed offering of an aggregate of 5,000,000 common shares.
(4) Includes options to purchase 400,000 Common Shares within 60 days of December 1, 1998 and 54,000 Common Shares held by Mr. Bauer's spouse, Christiane Bauer.
(5) Includes options to purchase 400,000 Common Shares within 60 days of December 1, 1998.
(6) Includes options to purchase 66,667 Common Shares within 60 days of December 1, 1998.
(7) Includes 236,213 Common Shares held by Mayon Management Corp., a corporation controlled by Mr. French, also includes options to purchase 400,000 Common Shares within 60 days of December 1, 1998.
(8) Includes options to purchase 1,266,667 Common Shares within 60 days of December 1, 1998.
(9)  The Company has been advised that Gunther Bauer,  Horst Dieter Braun, Peter
     E. Braun, Karin Wittkewitz and Gerhard Trenz and all other former shareholders of iQ Germany have entered into a Shareholders Agreement pursuant to which they have agreed to act jointly with respect to the voting of their shares in iQ Canada.

As of December 1, 1998, the following options to purchase shares of the Company are outstanding.


           Optionee               Number of Shares         Exercise Price      Expiration Date
           --------               ----------------         --------------      ---------------
Alain Marchand                          50,000               US$1.00              12/01/08
Gregory A. Sasges                       50,000                  1.00              12/01/08
Joachim Schweizer                       50,000                  1.00              12/01/08
Steffen Tschirch                        50,000                  1.00              12/01/08
Joanne Gaska                            25,000                  1.00              12/01/08
Eckehard Endler                         20,000                  1.00              12/01/08
Friedrich-Wilhelm Schutz                20,000                  1.00              12/01/08
Rolf Kohler                             10,000                  1.00              12/01/08
Russell French                         800,000                  1.00              12/01/08
Peter E. Braun                         800,000                  1.00              12/01/08
Gunther Bauer                          800,000                  1.00              12/01/08
Gerhard K. Trenz                       200,000                  1.00              12/01/98
                                       -------
TOTAL:                               2,875,000


           INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In March  1995,  iQ  Germany  entered  into an  Industrial  Property  Rights and
Know-How Agreement with Horst Dieter Braun and Peter Braun (the "Industrial Property Rights Agreement"). Under the Industrial Property Rights Agreement, Horst Dieter Braun, a principal shareholder of the Company, and Peter Braun, a principal shareholder, director and officer of the Company, transferred to iQ Germany all their right, title and interest to certain patents and other intellectual property rights related to starter batteries technologies, and the German registered national trademark "iQ" (the "Braun IP Rights") in consideration for payment of a one time payment of DM400,000 and royalties equal to 40% of revenues from license fees and 20% of the gross revenues of the Company (excluding license fees) until the Year 2000. In August 1996, iQ Germany entered into a supplemental contract with Messrs. Braun, which supplements the obligations of Messrs. Braun under the Industrial Property Rights Agreement, requires them to undertake all necessary actions to convey the Braun IP Rights and acknowledges a civil dispute in District Court Berlin (Case No. 3 0 40/94) regarding a partnership in which Messrs. Braun were involved. In September 1996, iQ Germany entered into an extension of the Industrial Property Rights Agreement with Messrs. Braun. Under the extension, the one time payment of DM400,000 is allocated DM300,000 to Horst Dieter Braun and DM100,000 to Peter Braun, and iQ Germany's obligations to Messrs. Braun are offset by payments on certain bank loans made by iQ Germany on behalf of Horst Dieter Braun in the cumulative amount of DM275,000 and on behalf of Peter Braun in the cumulative amount of DM120,000, respectively. In December 1996, the Industrial Property Rights Agreement was amended to provide that, under certain circumstances, the one time payment of DM400,000 due under the Industrial Property Rights Agreement, may be delayed. In October 1998, Messrs. Braun waived their right under the Industrial Property Rights Agreement to receive royalties equal to 40% of the revenues from license fees and 20% of the gross revenues of the Company (excluding license fees) until the Year 2000.

In December 1998, iQ Germany, Horst Dieter Braun and Peter Braun entered into an Agreement Re Rights and Interests amending and supplementing the payment terms of the Industrial Property Rights Agreement previously entered into among the parties to provide that the one time payment of DM400,000 due under the Industrial Property Rights Agreement is payable only out of and only to the extent of the gross profits of iQ Germany. In December 1998, iQ Germany, Horst Dieter Braun and Peter Braun entered into a Trademark Assignment Agreement amending and supplementing the Industrial Property Rights Agreement to restate the assignment of all rights and interest in German Trademark No. 2,061,981 for the "iQ" trademark and design. In December 1998, iQ Germany, Horst Dieter Braun and Peter Braun entered into a Patent Assignment Agreement amending and supplementing the Industrial Property Rights Agreement to restate the assignment of all rights and interest in German Patent No. 41 42 628 and other patents and patent applications related to the iQ Technology.

In October 1996, iQ Germany entered into a consulting contract with Dr. Gunther Bauer, a director and officer of the Company. The consulting contract is terminable by either party with three month's notice and provides for a base fee of DM6,100 per month plus statutory sales tax and related expenses. This contract has been superseded by an employment agreement and a confidentiality agreement discussed below.

In December 1996, iQ Germany entered into a loan contract with Karin Wittkewitz. Pursuant to the terms of the loan contract, Ms. Wittkewitz agreed to loan iQ Germany DM60,000 at an annual interest rate of 3% above the bank rate of the German Bundesbank. The loan contract is terminable within six months after the end of any calendar quarter in which written notice is given, but in any event, not earlier than December 31, 1998.

In December 1996, iQ Germany entered into an agreement with Dr. Bauer pursuant to which Dr. Bauer agreed, under certain circumstances, not to enforce his claim to the payment of DM95,000 owed to Dr. Bauer under an agreement dated July 15, 1994 with the Company unless iQ Germany has the ability to redeem the obligation or unless a surplus exists after any liquidation of iQ Germany.

The Company has entered into employment and confidentiality agreements, effective September 1998, with Peter Braun, Dr. Bauer, and Gerhard Trenz, the Company's Vice-President, Finance and Chief Financial Officer. See "Remuneration of Directors and Officers -- Employment Agreements." The Company has also entered into a confidentiality agreement with Russell French, a director of the Company. The confidentiality agreements restrict competition with the Company for a period of five years, and require that the Company's confidential information be kept confidential and that all work product, copyrights, inventions and patents produced during the employment relationship will be the property of the Company.

In August  1998,  the Company  entered into a  consulting  agreement  with Mayon
Management Corp. ("Mayon"), a corporation controlled by Mr. French. The agreement is for an initial term of three (3) years and provides for a base annual fee of US$72,000 and for the reimbursement of reasonable expenses. The agreement superseded a management agreement between the Company and Mayon dated January 1997.

In August 1998,  the Company  entered into a Share  Exchange  Agreement  with iQ
Germany and the shareholders of iQ Germany including Dr. Bauer and Peter E. Braun and Horst Dieter Braun and Ms. Wittkewitz pursuant to which the Company acquired all the issued and outstanding shares in iQ Germany in exchange for the issuance of 10,000,000 Common Shares at a deemed price of US$0.25 per Common Share. Pursuant to the terms of the Share Exchange Agreement, the former shareholders of iQ Germany, as a group, have been granted a limited right to require iQ Canada to repurchase all, but not less than all, of the iQ Canada Common Shares received by such shareholders (the "Put Option"). The Put Option is exercisable at and after the four month anniversary of the initial filing of this Prospectus if (i) iQ Canada has failed to complete an equity offering with gross proceeds of at least US$3 million; and (ii) such shareholders have repaid to iQ Canada the full amount of all funds iQ Canada has advanced or invested in iQ Germany. The Put Option will terminate at the close of this Offering.

In August and  September  of 1998,  the  Company  entered  into  Atypical  Share
Exchange Agreements with each of the Atypical Shareholders of iQ Germany, including Mr. Trenz, pursuant to which the Company, on December 1, 1998, issued into escrow an additional 2,800,000 Common Shares against the deposit into escrow of "atypical shares" of iQ Germany held by the Atypical Shareholders. The Common Shares and the "atypical shares" will be released from escrow to the Atypical Shareholders and the Company, respectively, at the close of this Offering. In the event the Put Option is exercised, the Common Shares and the "atypical shares" will be released from escrow and returned to the Company and the Atypical Shareholders, respectively.

In connection with the Share Exchange transaction, certain shareholders of iQ Canada and the former shareholders and Atypical Shareholders of iQ Germany, including Mr. French, Peter Braun, Dr. Bauer, Horst Dieter Braun, Mr. Trenz and Ms. Wittkewitz, entered into a pooling agreement pursuant to which such persons' shares of iQ Canada are held in escrow subject to certain conditions governing their release. See "Description of Capital Stock -- Pooling and Escrow Agreements."

                          DESCRIPTION OF CAPITAL STOCK

Common Shares

As of December 1, 1998, 18,479,425 Common Shares of the Company are issued and outstanding (assuming the exercise of the Special Warrants). All Common Shares of the Company rank equally as to dividends, voting powers and participation in assets and as to all other benefits which might accrue to holders of the Common Shares. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provision for redemption, purchase for cancellation, surrender or sinking funds attached to any of the Company's Common Shares. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the Canadian Business Corporations Act (the "CBCA"). Each Common Share carries one vote at shareholder meetings of the Company.

Special Warrants

As of December 1, 1998, the Company had 2,300,000 Special Warrants outstanding. All of the 2,300,000 Special Warrants were issued to persons resident outside the United States and none of the Special Warrants have been exercised to date. Each Special Warrant entitles the holder, upon surrender, without payment of further consideration, to one Common Share of the Company. The Special Warrant holders have the right to require the Company to repurchase all Special Warrants not yet exchanged into Common Shares of the Company for the initial subscription price at any time prior to December 31, 1998.

Certain Rights of Shareholders

In accordance with the provisions of the CBCA, the amendment of certain rights of holders of a class of shares, including Common Shares, requires the approval of not less than two-thirds of the votes cast by the holders of such shares voting at a special meeting of such holders. Pursuant to the Company's Bylaws, a quorum for a special meeting of the holders of Common Shares occurs when at least two persons entitled to vote at such a meeting are present. In circumstances where the rights of Common Shares may be amended, however, holders of Common Shares have the right under the CBCA to dissent from such amendment and require that the Company pay them the then fair value of the Common Shares.

Exchange Controls and Other Limitations Affecting Holders of Common Shares

Canada has no system of exchange controls. There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See "Certain Tax Considerations - Certain Canadian Federal Income Tax Considerations."

There are no limitations on the right of holders of common shares not resident in Canada to hold or vote the Common Shares imposed by any governmental laws, decrees or regulations in Canada or by the charter or other constituent document of the Company other than (i) the CBCA which generally requires a majority of the board of directors of a company incorporated under such Act to be resident Canadians in order for that board of directors to conduct business and accordingly has the effect of limiting the rights of all holders of Common Shares with respect to the election of directors and (ii) as provided by the Investment Canada Act (the "Investment Act").

Under the Investment Act, an investment by an individual, a government or an agency thereof or an entity that is not a "Canadian" (as defined in the Investment Act and herein referred to as a "non-Canadian") may be subject to certain notification requirements or review by the Minister (the "Minister") responsible for the administration of the Investment Act. Except as set forth below, an investment in Common Shares by a non-Canadian would be reviewable under the Investment Act if (i) such investment constitutes an acquisition of direct control of iQ Canada where the value of the assets of iQ Canada is at least $5 million, or an acquisition of indirect control of iQ Canada where the value of the assets of iQ Canada is at least $50 million, or (ii) the investment is related to Canada's cultural heritage or national identity. All investments subject to review may not be implemented unless the Minister is satisfied that the investment is likely to be of net benefit to Canada.

Generally, however, an investment made by a "WTO Investor" (as defined in the Investment Act and which includes American or American controlled entities) in Common Shares is reviewable under the Investment Act only if such investment constitutes an acquisition of direct control of the Company and the value of the assets of the Company is at least $179 million (in 1998). An indirect acquisition of control by a WTO Investor (including an American) is generally no longer subject to review. The lower thresholds of $5 million for direct acquisitions and $50 million for indirect acquisitions are still applicable for WTO Investors investing in uranium production, financial services, cultural services and transportation services.

The Investment Act states that a non-Canadian shall acquire control or shall be deemed to acquire control if such person or entity acquires a majority of the voting shares. An acquisition of less than a majority but more than one-third of the voting shares will be presumed to be an acquisition of control unless it can be established that, upon acquisition, iQ Canada is not controlled in fact by the acquirer through the ownership of voting shares.

The notification requirements which would be applicable in the event of a proposed acquisition of control not otherwise subject to review require the potential investor to supply certain information concerning the proposed investment prior to, or within thirty days following, the consummation thereof. However, the Federal Cabinet retains the right to review any such proposed investment that is related to cultural heritage or national identity if, within a specific period, the Federal Cabinet considers it in the public interest on the recommendations of the Minister to issue an order for the review of the investment.

In certain limited circumstances, transactions in relation to voting shares would be exempt from the Investment Act, including: (i) an acquisition of voting shares if the acquisition were made in connection with the person's business as a trader or dealer in securities; (ii) an acquisition of control of iQ Canada in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and (iii) an acquisition of control of iQ Canada by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of iQ Canada, through the ownership of voting interests, remains unchanged.

Pooling and Escrow Agreements

An aggregate of 13,514,844 Common Shares of iQ Canada are held in escrow pursuant to the terms of a pooling agreement dated August 25, 1998 between iQ Canada, Montreal Trust Company of Canada ("Montreal Trust") and certain shareholders of iQ Canada (the "Pooling Agreement"). Under the terms of the Pooling Agreement, 3,378,711 Common Shares will be released from escrow on April 1, 2000 and an additional 25% of the Common Shares will be released from escrow every three months thereafter until all Common Shares are released. Any shareholder who holds less than or equal to 50,000 shares at a release date shall have all such shares released at such release date.

In addition, 2,800,000 shares subject to the Pooling Agreement have been issued into escrow against the deposit into escrow of all the outstanding "atypical shares" of iQ Germany held by iQ Germany's Atypical Shareholders. The Common Shares and the "atypical shares" will be released from escrow to the Atypical Shareholders and iQ Canada, respectively, at the close of this Offering. Upon release from escrow the Common

Shares issued to the Atypical Shareholders will be subject to the Pooling Agreement pursuant to the terms of an amendment to the Pooling Agreement dated August 25, 1998.

Transfer Agent and Registrar

Montreal Trust Company of Canada, Vancouver, British Columbia, acts as registrar and transfer agent for the Company's Common Shares.

                                 DIVIDEND POLICY

To date, the Company has not paid any dividends to holders of its Common Shares. The payment of dividends, if any, to holders of the Common Shares is within the discretion of the Board of Directors and will depend upon the Company's earnings, capital requirements, financial condition and other relevant factors. The Company does not intend to declare any cash dividends to the holders of the Common Shares in the foreseeable future, but instead intends to retain all future earnings, if any, for further research and development, business expansion and working capital.

                           CERTAIN TAX CONSIDERATIONS

The following discussion summarizes certain tax considerations relevant to a purchase of Common Shares pursuant to this Offering by individuals and corporations who, for the purposes of the Income Tax Act (Canada), as amended (the "Tax Act") and the United States Internal Revenue Code of 1986, as amended (the "Code"), as modified by the Canada-United States Income Tax Convention, 1980, as amended (the "Convention"), are resident in the United States and not in Canada, hold Common Shares as capital assets for purposes of the Code and capital property for purposes of the Tax Act, deal at arm's length with the Company, do not use or hold the Common Shares in carrying on a business through a permanent establishment or in connection with a fixed base in Canada and, in the case of individual holders, are also U.S. citizens (collectively, "Unconnected U.S. Shareholders"). The tax consequences of a purchase of Common Shares by holders who are not Unconnected U.S. Shareholders may be expected to differ substantially from the tax consequences discussed herein. The Tax Act contains recently enacted rules (the "mark-to-market rules") relating to securities held by certain financial institutions. This discussion does not take into account these mark-to-market rules and holders that are "financial institutions" for purposes of these rules should consult their own tax advisors.

The discussion is based upon the current provisions of the Tax Act and regulations thereunder, the Code, the Convention, counsel's understanding of the current administrative policies and practices published by Revenue Canada and all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof, the administrative policies published by the U.S. Internal Revenue Service, and judicial decisions, all of which are subject to change. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation in the United States, which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions of the United States or foreign jurisdictions.

This discussion is intended to be a general description of the U.S. federal and Canadian federal income tax considerations material to a purchase of Common Shares and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective holder and no opinion or representation with respect to the income tax consequences to any such prospective holder is made. This discussion does not take into account the individual circumstances of any particular holder and does not address consequences peculiar to any holder subject to special provisions of U.S. or Canadian income tax law. Therefore, a prospective holder should consult their own tax advisors with respect to the tax consequences of a purchase of Common Shares pursuant to this Offering.

Dividends paid or credited or deemed to have been paid or credited on the Common Shares to Unconnected U.S. Shareholders will be subject to a Canadian withholding tax at a rate of 25% under the Tax Act. Under the Convention, the rate of withholding tax generally applicable to Unconnected U.S. Shareholders who beneficially own the dividends is reduced to 15%. In the case of Unconnected U.S. Shareholders who are companies which beneficially own at least 10% of the voting stock of the Company, the rate of withholding tax is reduced to 5% for dividends.

United States Federal Income Tax Considerations

Unconnected U.S. Shareholders generally will treat the gross amount of dividends paid by the Company equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date), without reduction for the Canadian withholding tax, as dividend income for United States federal income tax purposes to the extent of the Company's current or accumulated earnings and profits. However, the amount of Canadian tax withheld (and, with respect to the foreign tax credit, in the case of certain U.S. shareholders that are corporations owning 10% or more of the Common Shares, a portion of the Canadian income tax paid by the Company) generally will give rise to a foreign tax credit, or deduction for U.S. federal income tax purposes. Investors should be aware that dividends paid by the Company generally will constitute "passive income" for purposes of the foreign tax credit, which could reduce the amount of foreign tax credit available to a U.S. shareholder. The Code applies various limitations on the amount of foreign tax credit that may be available to a U.S. taxpayer. Because of the complexity of those limitations, investors should consult their own tax advisors with respect to the potential consequences of those limitations. Dividends paid on the Common Shares will not generally be eligible for the "dividends received" deductions. An investor which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the U.S. source portion of dividends received from the Company if such investor owns shares representing at least 10% of the voting power and value of the Company. To the extent distributions exceed current or accumulated earnings and profits of the Company, they will be treated first, as a return of capital up to the investors' adjusted tax basis in the Common Shares, and thereafter as a gain from the sale or exchange of the Common Shares.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, an Unconnected U.S. Shareholder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including an exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

The sale of Common Shares generally will result in the recognition of gain or loss to the holder in an amount equal to the difference between the amount realized and the holder's adjusted basis in the Common Shares. Gain or loss upon the sale of the Common Shares held as capital assets will be long-term or short-term capital gain or loss, depending on whether the shares have been held for more than one year.

Under current temporary U.S. Regulations, dividends paid on the Common Shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends paid, and the proceeds of a sale of Common Shares, in the United States through a U.S. or U.S.-related paying agent (including, a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the Unconnected U.S. Shareholder's U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Personal Holding Companies

A non-U.S. corporation may be classified as a personal holding company (a "PHC") for U.S. federal income tax purposes if both of the following tests are satisfied: (i) if at any time during the last half of the Company's taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (under certain attribution rules) more than 50% of the stock of the corporation by value (the "PHC Ownership Test") and (ii) such non-U.S. corporation receives 60% or more of its U.S. related gross income, as specifically adjusted, from certain passive sources such as royalty payments (the "PHC Income Test"). Such a corporation is taxed (currently at a rate of 39.6%) on certain of its undistributed U.S. source income (including certain types of foreign source income which are effectively connected with the conduct of a U.S. trade or business) to an extent at least equal to which such income is not distributed to shareholders. The Company can give no assurance that it will not qualify as a PHC in the future.

Foreign Personal Holding Companies

A non-U.S. corporation will be classified as a foreign personal holding company (an "FPHC") for U.S. federal income tax purposes if both of the following tests are satisfied: (i) at any time during the Company's taxable year, five or fewer individuals who are United States citizens or residents own or are deemed to own (under certain attribution rules) more than 50% of all classes of the corporation's stock measured by voting power or value (the "FPHC Ownership Test") and (ii) the corporation receives at least 60% (50% in later years) of its gross income (regardless of source), as specifically adjusted, from certain passive sources (the "FPHC Income Test").

The Company does not believe that it satisfies either the FPHC Ownership Test or the FPHC Income Test. If the Company is classified as an FPHC, a portion of its "undistributed foreign personal holding company income" (as defined for U.S. federal income tax purposes) would be imputed to all of its shareholders who are U.S. holders of Common Shares on the last taxable day of the Company's taxable year, or, if earlier, the last day on which it is classified as an FPHC. Such income would be taxable as a dividend, even if no cash dividend is actually paid. U.S. holders who dispose of their Common Shares prior to such date would not be subject to tax under these rules. The Company can give no assurance that it will not qualify as a FPHC in the future.

Passive Foreign Investment Companies

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on Unconnected U.S. Shareholders of foreign corporations. These rules do not apply to non-Unconnected U.S. Shareholders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more. The Company believes that it may qualify as a PFIC for the current fiscal year and may qualify as a PFIC in subsequent years. The Company can give no assurances regarding its current or future PFIC status or that it will be able to satisfy record keeping requirements which will be imposed on qualified electing funds ("QEFs") as defined in Section 1293 of the Code. Each Unconnected U.S. Shareholder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

An Unconnected U.S. Shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such Unconnected U.S. Shareholder. The following is a discussion of such two alternative tax regimes applied to such Unconnected U.S. Shareholders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a Unconnected U.S. Shareholder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

An Unconnected U.S. Shareholder who elects in a timely manner to treat the Company as a QEF (an "Electing Unconnected U.S. Shareholder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing Unconnected U.S. Shareholder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing Unconnected U.S. Shareholder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing Unconnected U.S. Shareholder to (i) generally treat any gain realized on the disposition of his Company Common Shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing Unconnected U.S. Shareholder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure an Unconnected U.S. Shareholder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the Unconnected U.S. Shareholder's holding period in which the Company is a PFIC. If the Unconnected U.S. Shareholder makes a QEF election in such first year, i.e., a timely QEF election, then the Unconnected U.S. Shareholder may make the QEF election by simply filing the appropriate documents at the time the Unconnected U.S. Shareholder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the Unconnected U.S. Shareholder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the Unconnected U.S. Shareholder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the Unconnected U.S. Shareholder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company's first tax year in which the Company qualified as a "qualified electing fund" with respect to such Unconnected U.S. Shareholder. The elections to recognize such gain or earnings and profits can only be made if such Unconnected U.S. Shareholder's holding period for the Common Shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the Unconnected U.S. Shareholder will be deemed to have made a timely QEF election. Unconnected U.S. Shareholders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a Unconnected U.S. Shareholder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation.

When a timely QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules will apply. It is unclear whether a new QEF election is necessary if the Company thereafter re-qualifies as a PFIC. Unconnected U.S. Shareholders should seriously consider making a new QEF election under those circumstances.

If an Unconnected U.S. Shareholder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a "Non-electing Unconnected U.S. Shareholder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company Common Shares and (ii) certain "excess distributions," as specifically defined, by the Company.

A Non-electing Unconnected U.S. Shareholder generally would be required to pro rate all gains realized on the disposition of his Company Common Shares and all excess distribution of his Company Common Shares and all excess distributions over the entire holding period for the Company. All gains or excess distributions allocated to prior years of the Unconnected U.S. Shareholder (other than years prior to the first taxable year of the Company during such Unconnected U.S. Shareholder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing Unconnected U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing

Unconnected U.S. Shareholder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing Unconnected U.S. Shareholder holds Company Common Shares, then the Company will continue to be treated as a PFIC with respect to such Company Common Shares, even if it is no longer definitionally a PFIC. A Non-electing Unconnected U.S. Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing Unconnected U.S. Shareholders) as if such Company Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Unconnected U.S. Shareholders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such Unconnected U.S. Shareholder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. An Unconnected U.S. Shareholder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the Common Shares of the Company as of the close of such tax year over such Unconnected U.S. Shareholder's adjusted basis in such Common Shares. In addition, the Unconnected U.S. Shareholder is allowed a deduction for the lesser of (i) the excess, if any, of such Unconnected U.S. Shareholder's adjusted tax basis in the Common Shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Common Shares in the Company included by such Unconnected U.S. Shareholder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-electing Unconnected U.S. Shareholders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. Unconnected U.S. Shareholder's adjusted tax basis in the Common Shares of the Company will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a Unconnected U.S. Shareholder for each subsequent taxable year. Because the Internal Revenue Service has not established procedures for making a mark-to-market election, Unconnected U.S. Shareholders should consult their tax advisor regarding the manner of making such an election.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing Unconnected U.S. Shareholders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company Common Shares in the hands of the transferee and the basis of any property received in the exchange for those Common Shares would be increased by the amount of gain recognized. An Electing Unconnected U.S. Shareholder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee's basis is equal to (i) the fair market value of the Electing Unconnected U.S. Shareholder's Common Shares, less (ii) the excess of the fair market value of the Electing Unconnected U.S. Shareholder's Common Shares reduced by the Unconnected U.S. Shareholder's adjusted basis in these Common Shares at death. The specific tax effect to the Unconnected U.S. Shareholder and the transferee may vary based on the manner in which the Common Shares are transferred. Each Unconnected U.S. Shareholder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Company Common Shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code, an Unconnected U.S. Shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens of the United States, U.S. domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company ("United States Shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results, including the required inclusion by such United States
Shareholders  in income  of their pro rata  shares  of  "Subpart  F Income"  (as specifically defined by the Code) of the Company. In addition, under Section 1248 of the Code, gain from the sale or exchange of stock by a holder of Common Shares who is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.

The Company does not believe that it is a controlled foreign corporation and it is not anticipated that the Company will become a controlled foreign corporation as a result of the Offering. The Company can give no assurance that it will not qualify as a controlled foreign corporation in the future.

Certain Canadian Federal Income Tax Considerations

The following discussion summarizes certain tax considerations relevant to an acquisition of the Company's Common Shares pursuant to the Acquisition by individuals and corporations who, for the purposes of the Income Tax Act (Canada), as amended (the "Tax Act"), as modified by the Canada-United States Income Tax Convention, 1980, as amended (the "Convention"), are resident in the United States and not in Canada, hold Common Shares as capital property for purposes of the Tax Act, deal at arm's length with the Company, do not use or hold the Common Shares in carrying on a business through a permanent establishment or in connection with a fixed base in Canada and, in the case of individual holders, are also U.S. citizens (collectively, "Unconnected U.S. Shareholders"). The tax consequences of a purchase of Common Shares by holders who are not Unconnected U.S. Shareholders may be expected to differ substantially from the tax consequences discussed herein. The Tax Act contains recently enacted rules (the "market-to-market rules") relating to securities held by certain financial institutions. This discussion does not take into account these market-to-market rules and holders that are "financial institutions" for purposes of these rules should consult their own tax advisors.

The discussion is based upon the current provisions of the Tax Act and regulations thereunder, the Convention, counsel's understanding of the current administrative policies and practices published by Revenue Canada and all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof, and judicial decisions, all of which are subject to change. This discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions of the United States or foreign jurisdictions.

This discussion is intended to be a general description of Canadian federal income tax considerations material to an acquisition of Common Shares and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective holder and no opinion or representation with respect to the income tax consequences to any such prospective holder is made. This discussion does not take into account the individual circumstances of any particular holder and does not address consequences peculiar to any holder subject to special provisions Canadian income tax law. Therefore, a prospective holder should consult his, her or its own tax advisors with respect to the tax consequences of an acquisition of Common Shares.

Dividends paid or credited or deemed to have been paid or credited on the Common Shares to Unconnected U.S. Shareholders will be subject to a Canadian withholding tax at a rate of 25% under the Tax Act. Under the Convention, the rate of withholding tax generally applicable to Unconnected U.S. Shareholders who beneficially own the dividends is reduced to 15%. In the case of Unconnected U.S. Shareholders who are companies which beneficially own at least 10% of the voting stock of the Company, the rate of withholding tax is 5% for dividends paid or credited.

If Common Shares are acquired by the Company from a holder who is an Unconnected U.S. Shareholder, such holder will be deemed to have received a dividend to the extent that the amount paid on the Acquisition exceeds the paid-up capital, as defined in the Tax Act, of the Common Shares acquired. Furthermore, such holder will be deemed to have disposed of the Common Shares for proceeds of disposition equal to the amount paid on the acquisition less the amount deemed to have been received as a dividend. Capital gains realized on the deemed disposition, if any, will have the income tax consequences described below. The portion, if any, of the proceeds of disposition that are deemed to be a dividend will be subject to a Canadian withholding tax on dividends, as described above.

Capital gains realized on the disposition or deemed disposition of Common Shares by a holder who is an Unconnected U.S. Shareholder will not be subject to taxation under the Tax Act unless such Common Shares are "taxable Canadian property," as defined in the Tax Act, to such holder. Common Shares will generally not constitute taxable Canadian property to such a holder unless, at any time during the five-year period immediately preceding the disposition or deemed disposition of the Common Shares, the holder, persons with whom the holder did not deal at arm's length, or any combination thereof owned, had an interest in or an option in respect of, 25% or more of the issued shares of any class or series of the capital stock of the Company. If the Common Shares constitute taxable Canadian property to such a holder, the Convention will generally exempt the holder from income tax under the Tax Act in respect of the disposition or deemed disposition of the Common Shares, provided the value of the Common Shares is not derived principally from real property situated in Canada, as defined for purposes of the Convention.

Canada does not currently impose any estate taxes or succession duties, however, where an Unconnected U.S. Shareholder dies, there is a deemed disposition of the Common Shares held at that time for proceeds of disposition equal to the fair market value of the Common Shares immediately before the death. Capital gains realized on the deemed disposition, if any, will have the income tax consequences described above.

                       SECURITIES ELIGIBLE FOR FUTURE SALE

Prior to this Offering, there has been no market for the Company's Common Shares in the United States. Upon the completion of this Offering, assuming the maximum amount of shares offered hereby (5,000,000) are issued, there will be 23,479,425 of the Company's Common Shares outstanding, including 2,300,000 Common Shares issuable upon the exercise of Special Warrants and excluding 2,875,000 shares issuable upon exercise of presently outstanding options. Of these shares, the 5,000,000 shares being sold in this Offering will be freely tradable without restriction or further registration under the Securities Act, except for any such shares issued to persons who, as a result of positions with the Company (such as directors and officers) or stock ownership, are or were "affiliates" of the Company ("Affiliates"). Any person who is deemed to be such an Affiliate may not resell in the United States the Company's Common Shares held by such person in the absence of registration under the Securities Act unless an exemption from registration is available, such as Rule 144 discussed below.

A total of 3,709,684 Common Shares (including 2,300,000 Common Shares issuable upon exercise of the Special Warrants) were issued and sold by the Company in reliance on an exemption from registration under the Securities Act provided by Rule 504 thereunder. Such Common Shares are unrestricted and freely tradeable in the United States.

Affiliates of the Company holding 9,290,844 Common Shares, 7,790,843 shares of which are subject to the Pooling Agreement described below, are entitled to sell in the United States within any three-month period, that number of shares that does not exceed the greater of (i) one percent of the number of Common Shares then outstanding (approximately 234,794 shares immediately after this Offering) or (ii) the average weekly trading volume of the Common Shares during the four calendar weeks preceding such sale.

A total of 14,769,741 Common Shares were issued by the Company in reliance upon Regulation S under the Securities Act to persons whom the Company believes were outside the United States at the time of sale and who are not Affiliates of the Company. Common Shares sold outside the United States in reliance upon Regulation S may, under certain circumstances, be resold in the United States by persons other than Affiliates of the Company without registration under the Securities Act, subject to fulfillment of certain resale conditions imposed by Rule 144 under the Securities Act described below.

Under Regulation S, any Common Shares held by persons other than the Company, any underwriter, dealer or other person who participates, pursuant to a contractual arrangement, in the distribution of the Common Shares sold in reliance thereon, any of their respective Affiliates (other than directors or officers who are Affiliates solely by virtue of holding such position) or any person acting on behalf of any of the foregoing, may resell the Common Shares in an "offshore transaction," as defined in Regulation S, provided that the sale is not prearranged with a buyer in the United States and no directed selling efforts (as such term is defined in Regulation S) are made in the United States by the seller, any affiliate or any person acting on their behalf. Officers and directors who are Affiliates solely by virtue of holding such position may also resell Common Shares on the same basis, provided that no selling commission, fee or other remuneration is paid in connection with such offers and sales other than usual and customary brokers commissions. All other Affiliates of the Company and such persons would be required to comply with Regulation S restrictions applied to primary offerings by issuers which, in addition to the offshore transaction and no directed selling efforts requirements, may include certain other offering restrictions.

In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner, except an Affiliate) is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) one percent of the number of Common Shares then outstanding (approximately 234,794 shares immediately after this Offering) or (ii) the average weekly trading volume of the Common Shares during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Certain shareholders of iQ Canada and the former shareholders and Atypical Shareholders of iQ Germany have agreed to place their shares into escrow subject to the terms of the Pooling Agreement. An aggregate of 13,514,844 Common Shares of iQ Canada are held in escrow pursuant to the Pooling Agreement. Under the terms of the Pooling Agreement, 3,378,711 Common Shares will be released from escrow on April 1, 2000 and an additional 25% of the Common Shares will be released from escrow every three months thereafter until all Common Shares are released, and any shareholder who holds less than or equal to 50,000 shares at a release date shall have all such shares released at such release date. See "Description of Capital Stock -- Pooling and Escrow Agreements."

                              AVAILABLE INFORMATION

Our Company does not report under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We have filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form SB-1 covering the shares we are offering. We have not included in this Prospectus certain information contained in the registration statement and you should refer to the registration statement and its exhibits for further information. For a fee, you may get a copy of the registration statement from the public reference section of the SEC at: Judiciary Plaza, 450 5th Street, N.W., Washington, D.C. 20549; and at the SEC's Regional Office located at: 1400 Citicorp Center, 500 West Madison Street, Chicago, IL 60661. In addition, the SEC maintains a web site on the Internet at the address http://www.sec.gov that contains reports, proxy information statements and other information regarding registrants that file electronically with the SEC.

After completion of this Offering, we will be exempt from the rules under the Exchange Act that require us to furnish proxy statements to our shareholders, and our officers, directors and principal shareholders will be exempt from the reporting and short swing profit recovery provisions of Section 16 under the Exchange Act. However, we will be subject to the reporting requirements of the Exchange Act that are applicable to foreign private issuers. We are not required under the Exchange Act to publish financial statements as frequently or as promptly as United States companies who are subject to the Exchange Act. We intend, however, to continue to furnish our shareholders with annual reports containing consolidated financial statements audited by independent accountants and with quarterly reports containing unaudited summary financial information for each of the first three fiscal quarters of each fiscal year, as well as any other reports as our Board of Directors may authorize or that are required by law.

                                  LEGAL MATTERS

The legality of the Common Shares offered by this Prospectus will be passed upon for the Company by Werbes Sasges & Company, Canadian Counsel to the Company. Certain legal matters in connection with this offering will be passed upon for the Company by Bogle & Gates P.L.L.C., Seattle, Washington special United States counsel to the Company. Bogle & Gates P.L.L.C. will rely on the opinions of Werbes Sasges & Company as to matters of Canadian law.

                      INTRODUCTION TO FINANCIAL STATEMENTS

The Financial Statements included in this Prospectus are those for iQ Canada and iQ Germany. The iQ Canada and iQ Germany Financial Statements are set forth on the pages that follow.

                            iQ POWER TECHNOLOGY, INC.
                          INDEX TO FINANCIAL STATEMENTS


iQ Power Technology, Inc.......................................................1
   Auditors'Report.............................................................2
   Balance Sheets..............................................................3
   Statements of Loss and Deficit..............................................4
   Statements of Cash Flow.....................................................5
   Notes to the Financial Statements...........................................6

IQ BATTERY Research & Development GmbH........................................11
   Independent Auditor's Report...............................................11
   Balance Sheets.............................................................12
   Statements of Operations...................................................13
   Statements of Cash Flows...................................................14
   Notes to Financial Statements..............................................15

Selected Unaudited Pro Forma Financial Information............................22
   Unaudited Pro Forma Consolidated Balance Sheet.............................23
   Unaudited Pro Forma Consolidated Statement of Loss For the
      Six Month Period ended June 30, 1998....................................24
   Unaudited Pro Forma Consolidated Statement of Loss For the
      Year Ended December 31, 1997............................................25
   Notes to the Unaudited Pro Forma Consolidated Financial Information........26

AUDITORS' REPORT

To the Directors of
IQ Power Technology Inc.
(a development stage company)

We have audited the balance sheets of IQ Power Technology Inc. (a development stage company) as at December 31, 1997 and 1996 and the statements of loss and deficit and cash flow for the year ended December 31, 1997, the seven month period ended December 31, 1996, and the cumulative from date of inception of the development stage, June 21, 1996, to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1997 and 1996 and the results of its operations and cash flows for the year ended December 31, 1997, the seven month period ended December 31, 1996 and cumulative from date of inception of the development stage, June 21, 1996, to December 31, 1997 in accordance with generally accepted accounting principles in Canada applied on a consistent basis with that of the preceding year.


/s/  Deloitte & Touche LLP
Chartered Accountants
Vancouver, British Columbia
October 15, 1998



COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
-- U.S. REPORTING CONFLICT

To the Directors of
IQ Power Technology Inc.

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the auditor concludes that there is substantial doubt about the entities' ability to continue as a going concern such as described in Note 2 of the financial statements. Our report to the shareholders dated October 15, 1998 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such an uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.


/s/  Deloitte & Touche LLP
Chartered Accountants
Vancouver, British Columbia
October 15, 1998

IQ POWER TECHNOLOGY INC.
(a development stage company)
Balance Sheets
(Expressed in U.S. Dollars)

--------------------------------------------------------------------------------


                                         June 30      December 31
                                           1998          1997         1996
                                         ---------    ----------    --------
                                        (Unaudited)
ASSETS
CURRENT
  Cash and cash equivalents              $ 78,731    $ 43,525     $      -
  Accounts receivable                       6,001       3,060            -
  Deposits                                  4,600       4,600            -
  Promissory notes receivable (Note 4)    464,256     368,076      147,977

--------------------------------------------------------------------------------
                                         $553,588    $419,261     $147,977
--------------------------------------------------------------------------------

LIABILITIES
CURRENT
  Accounts payable                       $ 84,733    $ 56,841     $      -
  Accrued liabilities                       5,000      15,725            -
  Due to shareholders (Note 5)                  -           -        5,877
  Share subscription                       75,000           -      152,603
--------------------------------------------------------------------------------
                                          164,733      72,566      158,480
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY (DEFICIT)
Capital stock (Note 6)
  Authorized
      An unlimited number of common shares
  Issued
  2,543,225 common shares
  (1997 - 1,969,741; 1996 - 1)            635,806     492,435            1
Accumulated deficit, during
  development stage                      (246,951)   (145,740)     (10,504)
--------------------------------------------------------------------------------
                                          388,855     346,695      (10,503)
--------------------------------------------------------------------------------
                                         $553,588    $419,261     $147,977
--------------------------------------------------------------------------------

CONTINUANCE OF OPERATIONS (Note 2)

IQ POWER TECHNOLOGY INC.
(a development stage company)
Statements of Loss and Deficit
(Expressed in U.S. Dollars)

--------------------------------------------------------------------------------

                                                                     Cumulative
                     Cumulative                                      from date of    Twelve months    Seven months
                    from date of     Six months     Six months       inception to     period ended    period ended
                    inception to      ended           ended          December 31,     December 31,    December 31,
                    June, 30 1998   June 30,1998   June 30, 1997        1997             1997            1996
                    -------------   ------------   -------------     -----------      ------------    ------------
                    (Unaudited)      (Unaudited)   (Unaudited)
Expenses
  Advertising
   and promotion      $  4,463      $  4,463       $     -         $        -         $      -          $     -
  Loss on foreign
   exchange             32,394            -              -             32,394           32,394                -
  Management fees       63,999        20,801        21,802             43,198           43,198                -
  Office                 5,845         5,634            29                211              211
  Professional fees     82,296        56,030         1,085             26,266           21,640            4,626
  Technical reports      5,878             -             -              5,878                -            5,878
  Travel                52,076        14,283        19,555             37,793           37,793                -
-----------------------------------------------------------------------------------------------------------------
                       246,951       101,211        42,471            145,740          135,236           10,504
-----------------------------------------------------------------------------------------------------------------
  Net Loss            (246,951)     (101,211)      (42,471)          (145,740)        (135,236)         (10,504)


  Accumulated
   deficit during
   development
   stage, beginning
   of period          $      -     $(145,740)     $(10,504)         $       -         $(10,504)        $      -
-----------------------------------------------------------------------------------------------------------------
  Accumulated
   deficit during
   development
   stage, end of
   period            $(246,951)    $(246,951)     $(52,975)         $(145,740)       $(145,740)        $(10,504)
-----------------------------------------------------------------------------------------------------------------

  Basic and diluted
   loss per share     $        -   $   (0.04)     $  (0.08)         $       -        $   (0.14)              N/A
-----------------------------------------------------------------------------------------------------------------
  Weighted average
   number of shares
   outstanding                     2,286,461       547,271                  -          950,294                 -
-----------------------------------------------------------------------------------------------------------------


IQ POWER TECHNOLOGY INC.
(a development stage company)
Statements of Cash Flow
(Expressed in U.S. Dollars)


                                                                           Cumulative    Twelve months
                            Cumulative                                    from date of    period ended     Seven months
                           from date of    Six months      Six months     inception to    December 31,     period ended
                           inception to       ended          ended        December 31,        1997         December 31,
                          June 30, 1998   June 30, 1998  June 30, 1997        1997                             1996
-----------------------------------------------------------------------------------------------------------------------
                           (Unaudited)     (Unaudited)    (Unaudited)
  OPERATING ACTIVITIES
  Net loss                 $ (246,951)    $ (101,211)     $ (42,471)      $ (145,740)     $ (135,236)      $ (10,504)
    Items not affecting
     cash
    Increase in
     accounts receivable       (6,001)        (2,941)        (1,562)          (3,060)         (3,060)
    Increase in prepaid
     and deposits              (4,600)             -              -           (4,600)         (4,600)              -
    Increase in
     accounts payable          84,733          27,892        40,265           56,841          56,841               -
    (Decrease) increase
     in accrued
     liabilities                5,000         (10,725)            -           15,725          15,725               -
-----------------------------------------------------------------------------------------------------------------------
                             (167,819)        (86,985)       (3,768)         (80,834)        (70,330)        (10,504)
-----------------------------------------------------------------------------------------------------------------------
  INVESTING ACTIVITY
    Increase in notes
     receivable
                             (464,256)        (96,180)            -         (368,076)       (220,099)       (147,977)
-----------------------------------------------------------------------------------------------------------------------
  FINANCING ACTIVITIES
    (Decrease) increase
     in due to
     shareholder
    Increase (decrease)             -               -        (5,877)               -          (5,877)          5,877
     in share
     subscriptions
    Issuance of common        227,603          75,000        36,199          152,603               -         152,603
     shares
                              483,203         143,371             -          339,832         339,831               1
-----------------------------------------------------------------------------------------------------------------------
                              710,806         218,371        30,322          492,435         333,954         158,481
-----------------------------------------------------------------------------------------------------------------------
  (DECREASE) INCREASE
  IN CASH AND CASH
  EQUIVALENTS
                               78,731          35,206        26,554           43,525          43,525               -
  CASH AND CASH
  EQUIVALENTS,
  BEGINNING OF PERIOD
                                               43,525
-----------------------------------------------------------------------------------------------------------------------
  CASH, END OF PERIOD      $   78,731      $   78,731     $  26,554       $   43,525      $   43,525        $      -
-----------------------------------------------------------------------------------------------------------------------


IQ POWER TECHNOLOGY INC.
(a development stage company)
Notes to the Financial Statements
December 31, 1997 and 1996
(Expressed in U.S. Dollars)
(Information as of June 30, 1998 and for the six months ended June 30, 1998 and 1997 is unaudited)
--------------------------------------------------------------------------------

1.   NATURE OF BUSINESS

     IQ Power Technology Inc. (the "Company") was incorporated under the Canada Business Corporations Act on December 20, 1994. The Company commenced operations on June 21, 1996. The Company's current business strategy is to acquire 100% interest in IQ Battery Research and Development GmbH (IQ Germany) which is legally domiciled in Floha, Germany. The Company's strategic objectives include the commercial exploitation of a new generation of computer optimized vehicle batteries researched and developed by IQ Germany.

2.   CONTINUANCE OF OPERATIONS

     These financial statements have been prepared on a going concern basis. The Company's ability to continue as a going concern is dependent upon the ability of the Company to attain future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company plans to raise a maximum of $4,240,000 to a minimum of $2,440,000, net of commissions and costs of issues, through the issuance of 5,000,000 or 3,000,000 shares of common stock pursuant to a Registration Statement on Form SB-1. The Company intends to use the proceeds to fund research and development of iQ Germany, expansion of the Company's marketing and sales activities and general working capital.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These financial statements have been prepared in accordance with generally accepted accounting principles in Canada, which for these financial statements conform with those in the United States except as outlined in
     Note 10.

     (a) Foreign currency translation

          The Company is a Canadian corporation but considers the United States dollar to be the appropriate functional currency for the Company's operations and these financial statements. Accordingly, for the purposes of preparing these financial statements, transactions in Canadian dollars and German deutsche marks have been measured into United States dollars so that monetary assets and liabilities are translated at the rate in effect at the balance sheet date. Other balance sheet items and revenues and expenses are translated at the rates prevailing on the respective transaction dates. Exchange gains and losses related to current monetary items are included in income. Exchange gains and losses related to noncurrent monetary items are deferred and amortized over the remaining lives of the monetary items.

     (b) Estimates and assumptions

          The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

IQ POWER TECHNOLOGY INC.
(a development stage company)
Notes to the Financial Statements
December 31, 1997 and 1996
(Expressed in U.S. Dollars)
(Information as of June 30, 1998 and for the six months ended June 30, 1998 and 1997 is unaudited)
--------------------------------------------------------------------------------

     (c) Cash and cash equivalents.

          Cash and cash equivalents consist of cash on hand, deposits in banks, deposits in trust, and highly liquid investments with an original maturity of three months or less.

     (d) Unaudited interim financial statements.

          The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X of the Securities Exchange Act of 1934. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

          In the opinion of the Company, all adjustments (consisting of only normal recurring accruals) considered necessary to present fairly the consolidated financial position as of June 30, 1998 and the consolidated statements of loss, shareholders' equity and cash flows for the six-month periods ended June 30, 1998 and 1997 have been included.

4.   PROMISSORY NOTES RECEIVABLE

     Promissory notes receivable are unsecured, do not bear interest and are payable on demand.

5.   DUE TO SHAREHOLDER

     The amounts due to shareholder are unsecured, non-interest bearing and have no specific terms of repayment.

6.       SHARE CAPITAL


                                   June 30                                         December 31
                       --------------------------------  ---------------------------------------------------------------

                                    1998                              1997                             1996
                       --------------------------------  -------------------------------  ------------------------------
                         Number of Common                     Number of                     Number of Common
                              shares          Amount        Common shares       Amount           shares           Amount
                         ----------------     ------        -------------       ------      ----------------      ------
Balance, beginning
of period                   1,969,741      $  492,435                 1     $        1              1           $      1
Private Placement             573,484         143,371         1,969,740     $  492,434              -                  -
------------------------------------------------------------------------------------------------------------------------

                            2,543,225      $  635,806         1,969,741     $  492,435              1           $      1
------------------------------------------------------------------------------------------------------------------------

On July 1, 1998, the Company issued 300,000 common shares for proceeds of $75,000.

7.   FINANCIAL INSTRUMENTS

     The Company's financial instruments include cash, accounts receivable, prepaids and deposits, travel advances, promissory notes receivable, accounts payable and accrued liabilities, due to shareholder and share subscriptions. The fair value of these financial instruments approximates carrying values due to the

IQ POWER TECHNOLOGY INC.
(a development stage company)
Notes to the Financial Statements
December 31, 1997 and 1996
(Expressed in U.S. Dollars)
(Information as of June 30, 1998 and for the six months ended June 30, 1998 and 1997 is unaudited)
--------------------------------------------------------------------------------

     short-term to maturity of the financial instruments and similarity to market rates. The Company is exposed to currency risk in respect of financial instruments. Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. The Company does not attempt to hedge currency risk.

8.   RELATED PARTY TRANSACTIONS

     Related party transactions and balances not disclosed elsewhere in the financial statements include:

     (a) management fees as of June 30, 1998 of $20,801 (June 30, 1997 - $21,802; December 31, 1997 - 43,198; 1996 - nil) paid to a company with a common director.

     (b) a lawyer was appointed secretary of the Company effective December 1, 1998. The law firm of which this officer is a partner provided legal services to the Company for fees of $16,445 during the year ended December 31, 1997 and $16,630 during the six months ended June 30, 1998.

     (c) accounts payable and accrued liabilities, June 30, 1998 of $56,947 (1996 - $Nil) due to a company with a common director; and

     (d) issuance of 236,213 common shares at an price of $0.25 per share for proceeds of $59,053 to a company with a common director.

9.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Company may experience the effects of the Year 2000 issue before, on, or after January 1, 2000, and the impact on operations and financial reporting, if not addressed, may range from minor errors to significant systems failure which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

10.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES

     (a)  Accounting for income taxes

          U.S. GAAP requires, pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, that a deferred tax asset amount be recognized for loss carry-forwards. Although the Corporation has Canadian non-capital tax loss carry-forwards, due to uncertainty as to utilization prior to their expiry, the deferred tax asset amounts would have been completely offset in these consolidated financial statements by a valuation provision.

     (b)  Recent accounting pronouncements

          (i) In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income", which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources; and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" which establishes annual and interim reporting standards for an

IQ POWER TECHNOLOGY INC.
(a development stage company)
Notes to the Financial Statements
December 31, 1997 and 1996
(Expressed in U.S. Dollars)
(Information as of June 30, 1998 and for the six months ended June 30, 1998 and 1997 is unaudited)
--------------------------------------------------------------------------------

               enterprise's business segments and related disclosures about its products, services, geographic areas, and major customers. Adoption of these statements will not impact the Company's consolidated financial position, results of operations or cash flows.

          (ii) In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which standardizes the accounting for derivative instruments. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. The Company is currently assessing the impact of SFAS No. 133 on the Company's financial statements and has not yet determined what if any changes will be necessary.

11.  SUBSEQUENT EVENTS

     Subsequent to December 31, 1997, the Company:

     (a) (i) entered into a share exchange agreement dated August 25, 1998 with IQ Germany whereby the shareholders of IQ Germany shall sell and transfer their IQ Germany shares to the Company for, in the aggregate, 10,000,000 common shares to be issued by the Company to the shareholders on execution and delivery of the agreement for deemed proceeds of $2,500,000. The shareholders of IQ Germany have the option to cancel the share exchange agreement if after the four month anniversary of the initial filing by IQ Canada of a registration statement on Form SB-1 with the United States Securities and Exchange Commission: (a) IQ Canada has failed to complete an equity offering with gross proceeds of at least $3 Million and (b) the shareholders of IQ Germany have repaid to IQ Canada the full amount of all funds advanced to iQ Germany. (See note 11(d)). The option shall terminate and shall not be-exercisable as of such date that IQ Canada shall complete an equity financing with gross proceeds of not less than $3,000,000;

          (ii) entered into a share exchange agreement dated August 25, 1998 to issue 2,800,000 common shares of the Company to the holders of Atypical Shares of IQ Germany. Atypical Shares means certain shares of IQ Germany which are not part of the ordinary capital of IQ Germany and were issued pursuant to agreements between IQ Germany and the holders of those shares under German tax incentives. The Common Shares and Atypical Shares will be held in escrow until the completion of the offering. (See Note 11(d)). The share exchange will not be completed if the option in (i) above is exercised;

     (b) entered into a consulting agreement dated August 25, 1998 with a company having a common director. Under the terms of the agreement the Company is obligated to pay the consultant $6,000 per month for a term of three years commencing August 25, 1998;

     (c) entered into employment agreements with two directors of the Company to occupy the positions of President and Chief Executive Officer and Vice President, Research and Development and Technical Advisor. Under the terms of these agreements the Company is obligated to pay these employees $8,500 and $8,000 per month, respectively, for a term of five years commencing August 31, 1998; and

IQ POWER TECHNOLOGY INC.
(a development stage company)
Notes to the Financial Statements
December 31, 1997 and 1996
(Expressed in U.S. Dollars)
(Information as of June 30, 1998 and for the six months ended June 30, 1998 and 1997 is unaudited)
--------------------------------------------------------------------------------

     (d) entered into an offering agreement with IPO Capital Corp. (the "Agent") to raise seed financing of up to $5,000,000 for a fee of 10% in cash of gross proceeds raised, plus Agent's Options in an amount equal to 10% of the common shares sold.

     (e) issued 2,300,000 Special Warrants for net proceeds of $575,000. Each Special Warrant comprises one common share. The Special Warrant holder has the right to require the Company to repurchase all Special Warrants not yet exchanged into Common Shares of the Company for the initial subscription price at any time prior to December 31, 1998.

     (f)  issued 536,200 common shares for $134,050 cash.

     (g) adopted a Stock Option Plan. The maximum number of Common Shares reserved for issuance under the Stock Option Plan, including options currently outstanding, is 3,000,000 Common Shares. As at December 1, 1998, a total of 2,875,000 options are issued and unexercised at an exercise price of $1.00 per share, expiring on December 1, 2008.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors


We have audited the accompanying balance sheets of iQ BATTERY Research & Development GmbH as of December 31, 1997 and December 31, 1996, and the related statements of operations and of cash flows for each of the years in the three year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in Germany and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, an a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation, We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iQ BATTERY Research & Development GmbH as of December 31, 1997 and December 31, 1996, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1997 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's recurring losses, negative operating cash flows and shareholders' capital deficiency raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte & Touche GmbH
Deloitte & Touche GmbH
Wirtschaftsprufungsgesellschaft

Munich, October 15, 1998

IQ BATTERY Research & Development GmbH

Balance Sheets as of June 30, 1998, December 31, 1997 and December 31, 1996 (DM in thousands)


                                  June 30,               December 31,
                                                --------------------------------
                                    1998            1997               1996
                                     DM              DM                 DM
                                 ------------   --------------    --------------
                                 (unaudited)
Assets
Current Assets
  Cash and cash equivalents            31             31                 31
  Receivable from shareholders        109             36                 64
  Other receivables, primarily
    refundable value added taxes      334            241                135
  Prepaid expenses                      0              3                  0
                                 -----------    --------------    --------------
      Total current assets            474            311                230

Non-current assets
  Equipment-net                        97             75                 17
  Patents and other intangibles,
    net of amortization               260            280                320
                                 ------------   --------------    --------------
Total assets                          831            666                567
                                 ============   ==============    ==============

Liabilities and Shareholders'
  Deficit
Current liabilities
     Short-term bank debt             235             88                 82
     Trade accounts payable           635            387                272
     Due to shareholders              103             66                 70
     Accrued payroll                  132            138                116
     Advances                         838            663                223
     Other accrued liabilities        177            158                113
                                 ------------   --------------    --------------
        Total current liabilities   2.120          1.500                876

Long-term bank debt                     6              8                  0
Non-Current liabilities due to
 shareholders                         495            555                555
                                 ------------   --------------    --------------

Total liabilities                   2.621          2.063              1.431

Commitments and Contingencies
Shareholders' deficit
Registered Capital                    100            100                100

Atypical paid in capital            1.842          1.442                902
Accumulated deficit
     Allocation to Atypical
 capital                           -1.842         -1.442               -902
     Allocation to voting
 shareholders                      -1.890         -1.497               -964
                                 ------------   --------------    --------------
        Total deficit              -1.790         -1.397               -864
                                 ------------   --------------    --------------
Total liabilities and
 shareholders' deficit                831            666                567
                                 ============   ==============    ==============

IQ BATTERY Research & Development GmbH

Statements of operations for the six month period ended June 30, 1998 and for the years ended December 31, 1997, 1996 and 1995 (DM in thousands)

                                June 30,              December 31,
                                           -------------------------------------
                                  1998        1997        1996          1995
                                   DM          DM          DM            DM
                              -----------  -----------  -----------  -----------
                              (unaudited)

Revenues
  Sales                             0           45           0             0
  Grants received                   0            0           0           160
                              -----------  -----------  -----------  -----------
                                    0           45           0           160
                              -----------  -----------  -----------  -----------

Operating Expenses
  Research and development
    expenses                     -643         -881         -695         -622
  General administrative
    and other expenses           -110         -162         -127          -91
                              -----------  -----------  -----------  -----------

Operating loss                   -753         -998         -822         -553
Interest Income                     0            1            3            0
Interest and other
   financial expense              -40          -76          -12          -28
                              -----------  -----------  -----------  -----------

Loss before taxes                -793       -1,073         -831         -581
Income taxes                        0            0            0            0
                              ===========  ===========  ===========  ===========

Net loss                         -793       -1.073         -831         -581
                              ===========  ===========  ===========  ===========

IQ BATTERY Research & Development GmbH
Statements of Cash Flows for the six month period ended June 30, 1998 and for the years ended December 31, 1997, 1996 and 1995 (DM in thousands)

                                June 30               December 31,
                                           -------------------------------------
                                 1998         1997         1996         1995
                                  DM           DM           DM           DM
                              -----------  -----------  -----------  -----------
                              (unaudited)
Operating activities:
Net loss                         -793       -1.073         -831         -581
Adjustments to reconcile net
 loss to net cash used by
 operating activities:
 Depreciation and
  amortization                     36           61           50           49
 Loss on disposal of
  equipment                         0                        10
 Changes in assets and
  liabilities:
  Other receivables and
   prepaid expenses              -163          -81          -54          -98
  Accounts payable and
   other current
   liabilities                    262          181          272          -30
                              -----------  -----------  -----------  -----------
Net cash used in operating
  activities                     -658         -912         -553         -660
                              -----------  -----------  -----------  -----------

Investing Activities:

Proceeds from sales of
  equipment                         0            0            3            0
Additions to property, plant
 and equipment                    -38          -80          -13          -24
                              -----------  -----------  - ---------  -----------
Net cash used in investing
 activities                       -38          -80          -10          -24
                              -----------  -----------  -----------  -----------

Financing Activities:
Atypical capital increases        400          540          215          587
Increase (decrease) in
 short-term debt                  146            6           28           -1
Increase (decrease) in debt
 due to shareholders              -23           -4          107          118
Advances received from
 external parties                 175          440          223            0
Increase (decrease) in
 other long-term debt              -2           10            0            0
                              -----------  -----------  -----------  -----------
Net cash used in financing
 activities                       696          992          573          704
                              -----------  -----------  -----------  -----------

Increase in Cash and cash
 equivalents                        0            0           10           20
Cash and cash equivalents,
 beginning of period               31           31           21            1
                              ===========  ===========  ===========  ===========
Cash and cash equivalents,
 end of period                     31           31           31           21
                              ===========  ===========  ===========  ===========

Notes to Financial Statements of
IQ BATTERY Research & Development GmbH
June 30, 1998, December 31, 1997 and 1995
(DM in thousands)


1    Description of Business

     iQ BATTERY Research & Development GmbH ("iQ BATTERY"), established in 1991, is developing a chargeable battery which allows an improved current output at low outside temperatures. The process engineering for this chargeable battery and the know-how is based an a patent acquired from the founding shareholders of iQ BATTERY Research and Development GmbH.

     Patents have been granted for Germany, thirteen other European countries and for the United States of America. International patents applications have been filed in nine additional countries.

     The Company's legal domicile is Floha, Germany, and it maintains a branch near Munich, where management has its offices.

     The Company intends to grant licenses for this process to the automotive and related industries in the future.

2    Summary of Significant Accounting Policies

     a)   Basis of accounting

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements during the years ended December 31, 1997, 1996 and 1995, the Company incurred net losses of DM 1.703, DM 831, and DM 581 and had negative operating cash flows of DM 912, DM 553 and DM 1.059, respectively. The shareholders capital deficit of December 31, 1997 exceeded DM 1 million. These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

     The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to obtain additional financing.

     Management is continuing its efforts to obtain additional financing as follows:

     Offering activities

     On April 29, 1998, iQ BATTERY and its prospective parent company iQ Power Technology Inc. entered into an agreement with a lead agent in Vancouver, Canada to attempt to raise seed financing of at least US$500,000 and, subsequently, to conduct an offering of US$3,000,000. Of these proceeds, US$500,000 will be placed in trust and advanced to iQ BATTERY periodically pursuant to a mutually agreed upon budget and achievement of certain milestones, among them a share exchange of iQ Power Technology Inc. common shares to the existing shareholders of iQ BATTERY. The net proceeds remaining from the offering will be placed in trust and released to iQ Power Technology Inc. at such time that iQ Power Technology Inc.'s common shares are eligible for quotation on the NASDAQ OTC system. The share exchange has not yet been completed. (See Note 14).

     Additional financing activities

     In February 1998, iQ BATTERY filed an application with "Technologia-Beteiligungs-Geselischaft mbH der Deutschen Ausgleichsbank" in Bonn for a participation of DM 3 million. A similar application was filed in July 1997 with Sachsische Aufbaubank GmbH in Dresden aiming at an investment grant of DM 1.7 million.

     Management believes that iQ BATTERY will obtain sufficient funds from the offering and special financing activities during the next twelve months to continue its operations. Furthermore, management believes that it would be possible to enter in the short run into agreements with other parties if the offering with iQ Power Technology Inc. cannot be completed.

     b)   Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

     c)   Equipment

     Equipment is stated at cost. Depreciation is recorded using the straight-line method based upon the useful lives of the assets, generally estimated at 3-5 years. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

     d)   Patent and Intangibles

     Patent and intangibles are recorded at cost. Amortization is recorded using the straight-line method based upon the shorter of the legal life or the useful lives of the assets, estimated at 10 years. Management regularly reviews the carrying value of patent and intangible based upon future anticipated cash flows. To date no impairment has been indicated.

     e)   Long-term Liabilities to shareholders

     Liabilities due to shareholders including interest only in case the Company has generated sufficient net assets or liquidation proceeds are shown under non-current liabilities.

     f)   Research and Development

     Research and development costs are expensed as incurred.

     g)   Earnings per share

     Earnings per share are not presented because the Company is privately held.

     h)   Income taxes

     Income taxes have been provided for in accordance with the asset and liability method. Deferred tax assets, net of valuation allowances, and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

     i)   Supplemental cash flow information

            Cash paid for interest and income taxes for the years ended December 31 was as follows:
            --------------------------------------------------------------------

                                                December 31,
                                  1997              1996            1995
            --------------------------------------------------------------------
            Interest             55.480            7.266           6.461
            Income taxes              0                0               0
           ---------------------------------------------------------------------


     j)   Unaudited Interim Financial Statements

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X of the Securities Exchange Act of 1934. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

     In the opinion of the Company, all adjustments (consisting of only normal recurring accruals) considered necessary to present fairly the consolidated financial position as of June 30, 1998 and the consolidated statements of income, stockholders' equity and cash flows for the six-month period ended June 30, 1998 have been included.

3    Equipment

     Equipment at December 31 was as follows:

           ---------------------------------------------------------------------
                                                 December 31,
                                  1997                              1996
           ---------------------------------------------------------------------
           Equipment-at cost      112                                 37
           Less accumulated
            depreciation           37                                 20
                            ------------------------    ------------------------
           Equipment-net           75                                 17
                            ========================    ========================

           ---------------------------------------------------------------------

     Depreciation  expense was DM 22 for the year ended December 31, 1997 (1996:
     DM 10; 1995: DM 9).

4    Patent and Other Intangibles

     During the year ended December 31, 1995, the Company purchased intangible assets, comprising a patent and registered design from shareholders of the Company.

                                    June 30             December 31
                                     1998
                                  (Unaudited)         1997           1996

     Cost                             400             400            400
     Accumulated Amortization        -140            -120            -80
                                  ==========        =======         =======
                                      260             280            320
                                  ==========        =======         =======

5    Shareholders' Equity

     The registered capital of the Company is DM 100, which has been fully paid in by the Company's shareholders. Such ownership shares are not negotiable.

     In addition, the Company has also received a total of DM 1.442 of capital from Atypical share agreements. The Atypical shareholders have certain information rights, but no voting powers. Losses are debited to the Atypical shareholders' capital account and in the profits of the Company as stipulated in the individual capital agreements. The Atypical shareholders are entitled to terminate the agreements at the end of 1999 or 2002 depending on their entrance dates; iQ BATTERY can terminate in 2001 or 2002. Generally the compensation to be paid upon termination is based on the applicable fair value of the company under exclusion of created goodwill.

     The following table presents the changes in shareholders deficit for the period from January 1, 1995 to December 31, 1997.


                                                                    Accumulated deficit
                               Registered         Atypical                        Voting
                                 capital          capital         Atypical      shareholders        Total
                                 -------          -------         --------      ------------        -----

January 1, 1995                    100              100              -80           -374             -254
Capital contributions                               587                                              587
Net loss                                                            -601             20             -581
December 31, 1995                  100              687             -681           -354             -248
Capital contributions                               215                                              215
Net loss                                                            -221           -610             -831
December 31, 1996                  100              902             -902           -964             -864
Capital contributions                               540                                              540
Net loss                                                            -540           -533           -1.073



                                                                    Accumulated deficit
                               Registered         Atypical                        Voting
                                 capital          capital         Atypical      shareholders        Total
                                 -------          -------         --------      ------------        -----


December 31, 1997                  100            1.442           -1.442         -1.497           -1.397
Capital Contributions                               400                -              -              400
Net Loss                                                            -400           -393             -793
June 30, 1998 (unaudited)          100            1.842           -1.842         -1.890           -1.790


6    Short-term Bank Debt

     Short-term bank debt is summarized as follows (amounts in DM):

     ---------------------------------------------------------------------
                                                 December 31,
                                           1997                  1996
     ---------------------------------------------------------------------

    Commerzbank AG, Ottobrunn                65                    58
    Dresdner Bank Attorney General,
     Dresden                                 21                    24
    Current portion of Behncke Bank
    GmbH, Hamburg                             2                     0
                                        -------------         ------------
    Total short-term bank debt               88                     82
                                        =============         ============

     ---------------------------------------------------------------------

     The Commerzbank debt is personally guaranteed by four shareholders up to a maximum total of DM 320; any cash and deposits maintained with Commerzbank have been pledged. The Dresdner Bank debt is personally guaranteed by a shareholder up to a maximum total of DM 50. Interest expense for the short-term bank debt amounts to DM 22 for the year ended December 31, 1997 (1996: DM 5; 1995: DM 6). The weighted average interest rates were 11%.

7    Long-term bank debt

     Long-term bank debt is determined as follows (amounts in DM):

     ---------------------------------------------------------------------
                                                 December 31,
                                           1997                  1996
     ---------------------------------------------------------------------

    Behncke Bank GmbH, Hamburg               10                     0
    Dresdner Bank Attorney General,
     Dresden                                  2                     2
                                         -------------         -----------
    Long-term debt, excluding
     current portion                          8                     0
                                         =============         ===========

     ---------------------------------------------------------------------

     The Behncke Bank debt is a financing loan for the telephone equipment in the Munich office. The loan was contracted in 1997 and the term is over five years. Current portion of the long term debt is DM 2 (1996: DM 0).

     Payments to be made for the years ending December 31 (amounts in DM):

                   1998                                    2
                   1999                                    2
                   2000                                    2
                   2001                                    2
                   2002                                    2

8    Non-current Liabilities due to Shareholders

     Non-current liabilities due to shareholders are summarized as follows (amounts in DM):

     ---------------------------------------------------------------------
                                                  December 31,
                                           1997                  1996
     ---------------------------------------------------------------------

    Due to other shareholders               400                   400
    Due to founding shareholders            155                   155
                                        -------------         -----------
    Total, all non current                  555                   555
                                        =============         ===========
     ---------------------------------------------------------------------

     Interest, which has to be repaid only in case the company has generated sufficient net assets or liquidation proceeds, has been accrued for 1997 (DM 31). For 1996 and prior years the shareholders have ultimately waived their interest claims on long-term debt.

     Payments are expected for the years ending December 31 (amounts in DM):

                   1999                                  95
                   2000                                  60
                   2001                                   0
                   2002                                   0
                   2003                                 400

9    Leases

     The Company has operating leases for certain equipment and facilities. Rental expense was DM 29 for the year ended December 31, 1997 (1996: DM 12; 1995: DM 9). As of December 31, 1997 obligations to make future minimum lease payments were as follows:

Payments to be made in the years ending December 31 (DM):

                   1998                                  50
                   1999                                  43
                   2000                                  30
                   2001                                   4
                   2002                                   3
                   Thereafter                             0

10   Income Taxes

     The provision for income taxes differed from the federal corporation income tax rate of 45% because no benefit was realized for the operating losses incurred in 1995, 1996 and 1997.

     As of December 31, 1997 and 1996, the Company had a total deferred tax asset relating to loss carryforwards of DM 736.241 and DM 363.385, respectively, which were reduced to zero by valuation allowances. The valuation allowance represents the amount of deferred tax assets that may not be realized based upon expectations of taxable income that are consistent with the Company's operating history.

     As of December 31, 1997, the Company had net operating loss carry forwards of approximately DM 1.193.804 for corporation income taxes and DM 2.615.528 for municipal trade taxes. Such loss carry forwards have no set expiry dates.

11   Fair Value of Financial Instruments

     Management has determined that the carrying values of cash, accounts receivable, accounts payable and short-term bank debt approximate fair value at December 31, 1997 and 1996 because of immediate or short-term maturities, The carrying amount reported for noncurrent liabilities due to shareholders approximates fair value because the interest rate of 5.5% provided for the accrued interest in 1997 approximates the market rate.

12   Related Party Transactions

     The Company paid management fees of DM 132 for the year ended December 31, 1997 (1996: DM 132; 1995: DM 132) to the company's two founding shareholders based on contracts dated October 11, 1991, March 28, 1992 and August 28, 1994.

     iQ BATTERY acquired patents and know-how improving the current output of a chargeable battery at low outside temperatures and the registered design "iQ" based on a contract dated March 15, 1995 from two shareholders and managing directors of iQ BATTERY. The intangibles purchased relate to a German patent, an international patent application as well as the registered design "iQ". The purchase price consists of a one time payment of DM 400. The DM 400 has not been paid and is not payable as long as the Company is in a deficit position. No other amounts are due as the Company has not realized any applicable revenues or royalties.

13   Commitments and Contingencies

     The Company is not currently involved in any legal proceedings in the ordinary course of business.

14   Letter of Intent

     On June 11, 1996 iQ BATTERY entered into a letter of intent with Mayon Management Corporation, Vancouver, Canada, pursuant to which Mayon will, subject to the terms of the letter, cause a company to be incorporated for the purpose of acquiring from iQ BATTERY the right to exploit in North America the patents and know how of iQ BATTERY against issuance of shares of the company to be incorporated.

     The name of the Company incorporated is iQ Power Technology Inc. (iQ Canada) having its registered office in Vancouver, British Columbia.

     On August 25, 1998, iQ Canada acquired all the issued and outstanding stock of iQ Battery in exchange for 10,000,000 common shares of iQ Canada.
     Pursuant to the terms of the Share Exchange Agreement, the former shareholders of iQ Battery, as a group, have a limited right to require iQ Canada to repurchase all of the iQ Canada common shares received by such shareholders (the "Put Option"). The Put Option is exercisable at and after the four month anniversary of the initial filing of a prospectus with the Securities and Exchange Commission if (i) iQ Canada has failed to complete an equity offering with gross proceeds of at least US$3 Million and (ii) such shareholders have repaid to iQ Canada the full amount of all funds iQ Canada has advanced or invested in iQ Battery. As a result of the business combination, the shareholders of iQ Battery will acquire control of the combined entity. Due to this acquisition of control, iQ Battery is identified as the acquiror (reverse acquisition) and the business combination will be accounted for under the purchase method.

     Pursuant to the terms of the Atypical Share Exchange Agreements, iQ Canada has also issued into escrow an additional 2,800,000 Common Shares against the deposit into escrow of the Atypical shares of iQ Battery held by twenty-one Atypical shareholders. The Common Shares and the Atypical Shares will be released from escrow to the Atypical shareholders and iQ Canada, respectively, on the completion of a minimum equity financing of US$3 Million. In the event the Put Option is exercised, the common shares and the Atypical shares will be released from escrow and returned to iQ Canada and the Atypical shareholders, respectively.

Selected Unaudited Pro Forma
Consolidated Financial Information

The selected unaudited pro forma consolidated financial information for the Company set forth below gives effect to the acquisition of the shares of IQ Power Technology Inc. (IQ Canada) and IQ Battery Research and Development GmbH (IQ Germany). The historical financial information set forth below has been derived from and is qualified by reference to, the financial statements of the Company and IQ Germany and should be read in conjunction with those financial statements and the notes thereto included elsewhere herein.

The June 30, 1998 pro forma balance sheet has been prepared as if the transactions described in Notes 1 and 2 had occurred on June 30, 1998, and represents the consolidation of the June 30, 1998 balance sheet of IQ Germany with the June 30, 1998 balance sheet of the Company.

The pro forma statement of net loss for the six month period ended June 30, 1998 and the year ended December 31, 1997 has been prepared as if the transactions described in Notes 1 and 2 had occurred at the commencement of the relevant period. They represent the consolidation of the IQ Germany statements of loss for the six months ended June 30, 1998 and the year ended December 31, 1997 with the statement of loss of the Company for the six months ended June 30, 1998 and the year ended December 31, 1997.

The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the proposed transactions described in Notes 1 and 2 been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations or the financial position that may be obtained in the future.

IQ POWER TECHNOLOGY INC.
(a development stage company)
Unaudited Pro Forma Consolidated Balance Sheet
As at June 30, 1998
(Expressed in Thousands of United States Dollars)


------------------------------------------------------------------------------------------------------------------------

                                                                                   Business Combination
                                                          Pro forma after    iQ Germany
                                              Capital         capital         June 30,                        Pro forma
                             IQ Canada      transaction     transaction         1998         Acquisition    Consolidated
                             ---------      -----------     -----------         ----         -----------    ------------
                                             (Note 1)         (Note 2)        (Note 2)
------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT
Cash                          $  78          $ 5,000         $ 4,318           $  17                          $ 4,335
                                                (760)
Accounts receivable               6                                6             215                              221
Prepaids and deposits             5                                5               8                               13
Receivable from
   shareholders                   -                                -              22                               22
Promissory notes
   receivable                   464                              464               -          $ (464)               -
------------------------------------------------------------------------------------------------------------------------
                                553            4,240           4,793             262            (464)           4,591
EQUIPMENT, net                    -                                               56                               56
Patent and intangibles,
   net                            -                -               -             150               -              150
========================================================================================================================
                              $ 553          $ 4,240         $ 4,793           $ 468          $ (464)         $ 4,797
========================================================================================================================

LIABILITIES

CURRENT
   Accounts payable           $  84          $     -         $    84           $ 294          $    -          $   378
   Accrued liabilities            5                -               5             139               -              144
   Share subscriptions           75                -              75               -               -               75
   Current portion of
     bank debt                    -                -                             132               -              132
   Due to shareholders            -                -                              36               -               36
   Advances                       -                -                             458            (458)               -
------------------------------------------------------------------------------------------------------------------------
                                164                -             164           1,059            (458)             765
BANK DEBT NON-CURRENT
                                  -                -               -               4               -                4
LIABILITIES DUE TO
SHAREHOLDERS                      -                -               -             303               -              303
------------------------------------------------------------------------------------------------------------------------
                                164                -             164           1,366            (458)           1,072
------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS EQUITY
Capital stock                   636            5,000           5,636              62           1,150            6,600
                                                                                                (248)
Atypical paid in capital          -                -               -           1,150          (1,150)               -
   Cumulative foreign
   exchange adjustment            -                -               -             153               -              153
   Deficit                     (247)            (760)         (1,007)         (2,263)            242           (3,028)
------------------------------------------------------------------------------------------------------------------------
                                389            4,240           4,629            (898)             (6)           3,725
========================================================================================================================
                              $ 553          $ 4,240         $ 4,793           $ 468         $  (464)         $ 4,797
========================================================================================================================


IQ POWER TECHNOLOGY INC.
(a development stage company)
Unaudited Pro Forma Consolidated Statement of Loss
For the Six Month Period ended June 30, 1998
(Expressed in Thousands of United States Dollars)


                                    Business Combination - IQ Germany
                                   ----------------------------------------
                                                                     Pro forma
                            IQ Canada  June 30, 1998  Acquisition   Consolidated
                            ---------  -------------  ------------  ------------
                                         (Note 2)
OPERATING EXPENSES
Research and development
 grants                   $       -    $     283                    $       294
General administrative
 and other expenses             101           62                            163
--------------------------------------------------------------------------------
                               (101)        (356)                          (457)
INTEREST INCOME                   -            1                              1

INTEREST AND OTHER
 FINANCE EXPENSE                  -           (7)                            (7)
--------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD   $    (101)   $    (362)                   $      (463)
--------------------------------------------------------------------------------
Loss per share            $   (0.04)                                $     (0.03)
--------------------------------------------------------------------------------

Weighted average common
 shares outstanding        2,286,461                                 15,086,461
--------------------------------------------------------------------------------

IQ POWER TECHNOLOGY INC.
(a development stage company)
Unaudited Pro Forma Consolidated Statement of Loss
For the Year Ended December 31, 1997
(Expressed in Thousands of United States Dollars)

                                            Acquisition of IQ Germany
                                     --------------------------------------
                                       December 31,                 Pro forma
                            IQ Canada     1997        Acquisition  Consolidated
                            ---------   (Note 2)      -----------  ------------

REVENUE                    $      -    $     27                    $        27
--------------------------------------------------------------------------------
OPERATING EXPENSES
Research and development
 grants                           -         528                            528
General administrative          135          97                            232
--------------------------------------------------------------------------------
                                135         625                            760
--------------------------------------------------------------------------------

INTEREST AND OTHER
 FINANCE EXPENSE                  -          46                             46
--------------------------------------------------------------------------------
                                135         671                            806
--------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD    $   (135)   $   (644)                   $      (779)
--------------------------------------------------------------------------------

Loss per share             $  (0.14)                               $     (0.06)
--------------------------------------------------------------------------------

Weighted average common
 shares outstanding         950,294                                 13,750,294
--------------------------------------------------------------------------------

IQ POWER TECHNOLOGY INC.
Notes to the Unaudited Pro Forma Consolidated
Financial Information
(U.S. Dollars)

--------------------------------------------------------------------------------


1.   CAPITAL TRANSACTION

     The pro forma balance sheet reflects the public offering of 5,000,000 shares of common stock for net proceeds, estimated at a minimum of $4,240,000.

     The pro forma financial statements reflect the following adjustments related to the public offering and related transactions:

         Balance sheet - Cash
         Gross proceeds from offering                       $    5,000,000
         10% Agents' financing fee                                (500,000)
         -----------------------------------------------------------------------
         Expenses of Offering                                     (260,000)
         -----------------------------------------------------------------------

         Increase in cash                                   $    4,240,000
         -----------------------------------------------------------------------

         Increase in shareholders' equity
         Share capital                                      $    5,000,000
         Deficit                                                  (760,000)
         -----------------------------------------------------------------------
                                                            $    4,240,000
         -----------------------------------------------------------------------

2.   BUSINESS COMBINATION

     On August 25, 1998, the Company exchanged 10,000,000 common shares for 100% of the issued and outstanding voting stock of IQ Germany, The Company also issued 2,800,000 common shares in exchange for 100% of the Atypical shares of IQ Germany. As a result of these exchanges, IQ Canada will hold all the equity securities of IQ Germany.

     The acquisition has been accounted for using the purchase method. The acquiror involved in the business combination has been identified as IQ Germany, as it is the shareholders of IQ Germany who, as a group, has the ability to control the combined enterprise. The shares of the Company's common stock that were issued have been recorded at a fair value of $389,000 based on the fair market value of the Company's net assets acquired.

     Intercompany advances have been eliminated.

IQ POWER TECHNOLOGY INC.
(a development stage company)
Notes to the Unaudited Pro Forma Consolidated Financial Information (Expressed in Thousands of United States Dollars)

2.   BUSINESS COMBINATION (Continued)

     The effect of the business combination on the unaudited pro forma consolidated balance sheet at June 30, 1998 is summarized below:

         Purchase price
         Common stock held by IQ Power Technology Inc. shareholders   $     389
         -----------------------------------------------------------------------

         Allocation of purchase price
         Current assets                                                     553
         Current liabilities                                                164
         -----------------------------------------------------------------------
                                                                      $     389
         =======================================================================

         Elimination of IQ Power Technology Inc.
         Share capital                                                $     636
         Deficit                                                           (242)
         -----------------------------------------------------------------------

     The effect of the business combination of the unaudited pro forma consolidated statements of loss is summarized below:

     Historical results of IQ Germany are summarized as follows:


         -----------------------------------------------------------------------
                                                  Period Ended
                                     -------------------------------------------
                                          June 30                  December
                                            1998                     1997
                                     --------------------     ------------------
         Revenue                      $      -                  $      27
         Operating expenses                (356)                     (760)
         Interest income                      1                         -
         Interest expense                    (7)                      (46)

                                      $    (362)                $    (779)
         -----------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 1.  Indemnification of Directors and Officers

The By-laws of the Company provide that, subject to the Canada Business Corporations Act (the "CBCA"), the Company shall indemnify a director or officer of the Company, a former director or officer of the Company or a person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses reasonably incurred by him in respect of certain actions or proceedings to which he is made a party by reason of his office, if he met certain specified standards of conduct and shall also indemnify any such person in such other circumstances as the CBCA or law permits or requires.

Under the CBCA, except in respect of an action by or on behalf of the Company to procure a judgment in its favor, the Company may indemnify a present or former director or officer or a person who acts or acted at the Company's request as a director or officer of another corporation of which the Company is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his position with the Company and provided that the director or officer acted honestly and in good faith with a view to the best interests of the Company, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director or officer is entitled to indemnification from the Company as a matter of right if he was substantially successful on the merits and fulfilled the conditions set forth above.

The  Company  is  considering   obtaining  Director's  and  Officer's  Liability
Insurance for its directors, but it does not currently maintain Director's and Officer's Liability Insurance.

Reference is made to Item 3 for the undertakings of the Company with respect to indemnification for liabilities under the Securities Act of 1933, as amended.

Item 2.  Other Expenses of Issuance and Distribution


                                                                  Amount(1)
    SEC Registration Fee..................................  $       1,390
    NASD Filing Fee.......................................          1,000
    Accounting Fees and Expenses..........................         50,000
    Legal Fees and Expenses...............................         75,000
    Blue Sky Qualification Fees and Expenses..............         15,000
    Transfer and Custody Agent Fees.......................         10,000
    Printing Expenses.....................................          4,000
    Miscellaneous.........................................        103,610
         Total............................................        260,000

(1) All the amounts have been estimated except for the SEC and NASD fees. All of the above expenses will payable by the Company.

Item 3.  Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant will: (1) for determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) , or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the SEC declared it effective; and (2) for determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the Registration Statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

Item 4.  Unregistered Securities Issued or Sold within One Year

On December 1, 1998, the Company issued 536,200 Common Shares at a price of US$0.25 per share for an aggregate purchase price of $134,050. The Common Shares were issued to the following persons: Noble Larsen, Ronald Nichols, Erin French, Jeff French, Victor French, Margo French, Gregory A. Sasges, Dawn B. Sasges, Helga Fisher, Terry Fields, Bill Mairs, Christiane Bauer, Alexa Schluren and Janice Irving. The Common Shares were issued pursuant to an exemption from registration under Rule 504 of Regulation D under the Securities Act.

On December 1, 1998, the Company issued Special Warrants to purchase 2,300,000 Common Shares without payment of additional consideration at US$0.25 per Special Warrant. The aggregate purchase price of the Special Warrants was $575,000. The names and identities of the persons or entities to whom the Common Shares and Special Warrants were issued are Haliun Hongorzul, Nuni Wee, Che Wia Ho, Majorie Polland and Highland Resources Ltd. The special warrants were issued pursuant to an exemption from registration under Rule 504 of Regulation D under the Securities Act.

On August 25, 1998, the Company agreed to issue 12,800,000 common shares pursuant to the terms of a Share Exchange Agreement between iQ Canada, iQ Germany and all of the shareholders of iQ Germany, including holders of atypical shares of iQ Germany (the "Atypical Shareholders"). For purposes of the share exchange, each common share of iQ Canada was issued at a deemed price of US$0.25 per share based on the agreed upon value of the iQ Germany shares received by iQ Canada. The names of the shareholders of iQ Germany were Gunther Bauer, Peter E. Braun, Horst Dieter Braun, Karin Wittkewitz and Rainer Welke. The names and identities of persons who are Atypical Shareholders of iQ Germany were Eckehard Endler, Falk Von Craushaar, Thea and Constantin Von Walthausen, Steffen Tschirch, Rainer Welke, Manfred Plesker, Karl Schneider, Dr. Ellen Riep, Annett Heyde, Klaus Suhl, Herbert Rachny, Lidia Bartkowiek-Rachny, Dr. Monika Gottwald, Herman Dickschat, Thomas Peine, Christine Staedecke/Peine, Barbara Bergschmidt/Wolfgang Schmitt, Eduard Gabriel, Magnus Olsson, Johanna Wolff, Gerhard Trenz and Setrak Tokpinar. The Company issued the Common Shares pursuant to an exemption from registration available under Regulation S under the Securities Act.

On July 1, 1998, the Company issued 300,000 Common Shares at a price of US$0.25 per share for an aggregate purchase price of US$75,000. The Common Shares were issued to Abu B. Khan and Gary O. Khan pursuant to an exemption from registration under Rule 504 of Regulation D under the Securities Act.

On May 29, 1998, the Company issued 573,484 Common Shares at a price of US$0.25 per share for an aggregate purchase price of US$143,371. The Common Shares were issued to Mercator Profits Ltd. and Dunkirk Investments Ltd. pursuant to an exemption from registration under Rule 504 of Regulation D under the Securities Act.

On December 31, 1997, the Company issued 1,969,740 Common Shares at a price of US$0.25 per share for an aggregate purchase price of US$492,435. The Common Shares were issued to Helmut Krack, Mayon Management Corp. and Mercator Profits Ltd. pursuant to an exemption from registration under Regulation S under the Securities Act.

Item 5.  Index to Exhibits


Exhibit Number                            Exhibit Description
--------------                            -------------------

  1.1*              Form of Agency  Agreement  between iQ Power  Technology Inc.
                    and IPO Capital Corp.

  2.1 Certificate of Incorporation dated December 20, 1994, for 3099458 Canada Inc.

  2.2               Articles of  Incorporation  dated  December  21,  1994,  for
                    3099458 Canada Inc.

  2.3 Certificate of Amendment dated May 9, 1997, together with Form 4, Articles of Amendment for iQ Power Technology Inc.

  2.4               Certificate of Amendment  dated March 31, 1998, for iQ Power
                    Technology Inc.

  2.5               By-law Number One General By-Law of iQ Power Technology Inc.
                    dated December 31, 1997, as confirmed on June 30, 1998

  3.1*              Form of Common Stock Certificate

  3.2               Form of Special Warrant

  4.1* Form of Subscription Agreement to be used in connection with the offering

  6.1               Form of Atypical Share Exchange Agreement

  6.2 Share Exchange Agreement dated August 25, 1998, between iQ Power Technology Inc., iQ Battery Research and Development GmbH and the Shareholders of iQ Battery Research and Development GmbH

  6.3 Pooling Agreement No. 1 dated August 25, 1998, between iQ Power Technology Inc., Montreal Trust Company of Canada and the Shareholders of iQ Power Technology Inc.

  6.4 Form of Pooling Amendment Agreement dated August 15, 1998, between iQ Power Technology Inc., Montreal Trust Company of Canada and the Shareholders of iQ Power Technology Inc.

  6.5 Management Agreement dated January 1, 1997, between 3099458 Canada Inc. and Mayon Management Corp.

  6.6 Consulting Agreement dated August 25, 1998, between iQ Power Technology Inc. and Mayon Management Corp.

  6.7               Employment  Agreement dated August 31, 1998 with Dr. Gunther
                    C. Bauer

  6.8               Employment  Agreement  dated  August 31,  1998 with Peter E.
                    Braun

  6.9               Employment Agreement dated September 1, 1998 with Gerhard K.
                    Trenz

  6.10              Form  of   Confidentiality   Agreement   between   iQ  Power
                    Technology Inc. and certain Officers of the Company

  6.11 Lease Agreement by and between iQ Battery Research and Development GmbH and Spima Spitzenmanufaktur GmbH dated December 9, 1997 (Translated to English)

  6.12              Commercial   Lease  Agreement  by  and  between  iQ  Battery
                    Research and Development GmbH and Josef Landthaler, GmbH dated May 9, 1996, as amended (Translated to English)

  6.13              Form of  iQ Germany Confidentiality Agreement (Translated to
                    English)

  6.14              Form   of   iQ   Germany   Employee    Confidentiality   and
                    Nondisclosure Agreement (Translated to English)

  6.15 Cooperation Agreement by and between iQ Battery Research and Development GmbH and BASF Aktiengesellschaft (Translated to English)

  6.16 Confidentiality Agreement by and between iQ Battery Research and Development GmbH and Bayerische Motoren Werke dated July 29, 1997 (Translated to English)

  6.17 Mutual Confidentiality Agreement among iQ Battery Research and Development GmbH, Akkumulatorenfabrik Moll GmbH & Co. KG, and Audi dated May 26, 1998 (Translated to English)

  6.18 Confidentiality Agreement between iQ Battery Research and Development GmbH and Mercedes Benz Aktiengessellschaft dated March 21, 1997 (Translated to English)

  6.19 Letter Agreement between iQ Battery Research and Development GmbH and Manufacturer of Batteries Moll Ltd. dated August 3, 1998 (Translated to English)

  6.20 Mutual Confidentiality Agreement between iQ Battery Research and Development GmbH and Manufacturer of Batteries Moll dated September 8, 1997 (Translated to English)

  6.21 Loan Contract by and between Karin Wittkewitz and iQ Battery Research and Development GmbH dated December 28, 1996 (Translated to English)

  6.22 Contract Concerning Industrial Property Rights and Know How by and between Dieter Braun and Peter E. Braun and iQ Battery Research and Development GmbH dated March 15, 1995 (Translated to English)

  6.23 Supplementary Contract to the Contract concerning Industrial Property Rights and Know How by and between H. Deiter Braun and Peter E. Braun and iQ Battery Research and Development GmbH dated August 16, 1996 (Translated to English)

  6.24 Extension of Contract regarding Industrial Property Rights and Know How by and between Deiter Braun and Peter Braun and iQ Battery Research and Development GmbH dated September 20, 1996 (Translated to English)

  6.25 Consulting Contract by and between iQ Battery Research and Development GmbH and Peter Braun dated August 28, 1994 (Translated to English)

  6.26 Consulting Contract by and between iQ Battery Research and Development GmbH and Dr. Gunther Bauer dated October 30, 1996 (Translated to English)

  6.27 Agreement (Debt Deferral) by and between iQ Battery Research and Development GmbH and Dieter Braun and Peter Braun dated December 27, 1996 (Translated to English)

  6.28 Agreement (Debt Deferral) by and between iQ Battery Research and Development GmbH and Gunther Bauer dated December 27, 1996 (Translated to English)

  6.29 Waiver among H. Dieter Braun, Peter E. Braun, Gunther Bauer, Karin Wittkewitz and iQ Battery Research and Development GmbH dated December 19, 1997 (Translated to English)

  6.30 Agreement by and between iQ Battery Research and Development GmbH and Dieter Braun and Peter Braun dated October 9, 1998 (Translated to English)

  6.31              1998 Stock Option Plan

  6.32              Form of Stock Option Agreement

  6.33 License Agreement dated September 1, 1998 between iQ Power Technology Inc. and Mattalex Management Ltd.

  6.34 Agreement Re Rights and Interests dated December 9, 1998 by and among the Company, H. Dieter Braun and Peter E. Braun

  6.35 Trademark Assignment dated December 9, 1998 by and between the Company and H. Dieter Braun

  6.36 Patent Assignment dated December 9, 1998 by and between the Company and H. Dieter Braun and Peter E. Braun

  7.1               List of Material Foreign Patents

  10.1              Consent of Deloitte & Touche, LLP, Chartered Accountants

  10.2              Consent of Deloitte & Touche GmbH
                    Wirtschaftsprufungsgesellschaft

  10.3*             Consent of Werbes Sasges & Company (included  in  Exhibit
                    11.1)

  11.1*             Legal Opinion of Werbes Sasges & Company

  13.1              Form F-X Consent

 * To be filed by amendment

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Unterhaching, Germany on December 7, 1998.

                                           iQ POWER TECHNOLOGY INC.



                                           By /s/ Peter E. Braun
                                              ---------------------------------
                                              Peter E. Braun, President



                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears in this Registration Statement in any capacity hereby constitutes and appoints Peter E. Braun and Russell French, and each of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto the attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that the attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures                 Title                              Date
----------                 -----                              ----

/s/ Peter E. Braun
------------------------    President, Chief Executive        December 7, 1998
Peter E. Braun              Officer, and Director (Principal
                            Executive Officer)


/s/ Gerhard K. Trenz
------------------------    Vice-President, Finance           December 7, 1998
Gerhard K. Trenz            (Principal Financial and
                            Accounting Officer)



/s/ Dr. Gunther C. Bauer
------------------------    Vice-President, Research &        December 7, 1998
Dr. Gunther C. Bauer        Development and Director



/s/ Russell French
------------------------    Director                          December 8, 1998
Russell French

                                 EXHIBIT INDEX


 Exhibit Number          Exhibit Description                             Page
 --------------          -------------------                             ----

  1.1*              Form of Agency  Agreement  between iQ Power  Technology Inc.
                    and IPO Capital Corp.

  2.1 Certificate of Incorporation dated December 20, 1994, for 3099458 Canada Inc.

  2.2               Articles of  Incorporation  dated  December  21,  1994,  for
                    3099458 Canada Inc.

  2.3 Certificate of Amendment dated May 9, 1997, together with Form 4, Articles of Amendment for iQ Power Technology Inc.

  2.4               Certificate of Amendment  dated March 31, 1998, for iQ Power
                    Technology Inc.

  2.5               By-law Number One General By-Law of iQ Power Technology Inc.
                    dated December 31, 1997, as confirmed on June 30, 1998

  3.1*              Form of Common Stock Certificate

  3.2               Form of Special Warrant

  4.1* Form of Subscription Agreement to be used in connection with the offering

  6.1               Form of Atypical Share Exchange Agreement

  6.2 Share Exchange Agreement dated August 25, 1998, between iQ Power Technology Inc., iQ Battery Research and Development GmbH and the Shareholders of iQ Battery Research and Development GmbH

  6.3 Pooling Agreement No. 1 dated August 25, 1998, between iQ Power Technology Inc., Montreal Trust Company of Canada and the Shareholders of iQ Power Technology Inc.

  6.4 Form of Pooling Amendment Agreement dated August 15, 1998, between iQ Power Technology Inc., Montreal Trust Company of Canada and the Shareholders of iQ Power Technology Inc.

  6.5 Management Agreement dated January 1, 1997, between 3099458 Canada Inc. and Mayon Management Corp.

  6.6 Consulting Agreement dated August 25, 1998, between iQ Power Technology Inc. and Mayon Management Corp.

  6.7               Employment  Agreement dated August 31, 1998 with Dr. Gunther
                    C. Bauer

  6.8               Employment  Agreement  dated  August 31,  1998 with Peter E.
                    Braun

  6.9               Employment Agreement dated September 1, 1998 with Gerhard K.
                    Trenz

  6.10              Form  of   Confidentiality   Agreement   between   iQ  Power
                    Technology Inc. and certain Officers of the Company

  6.11 Lease Agreement by and between iQ Battery Research and Development GmbH and Spima Spitzenmanufaktur GmbH dated December 9, 1997 (Translated to English)

  6.12              Commercial   Lease  Agreement  by  and  between  iQ  Battery
                    Research and Development GmbH and Josef Landthaler, GmbH dated May 9, 1996, as amended (Translated to English)

  6.13              Form of  iQ Germany Confidentiality Agreement (Translated to
                    English)

  6.14              Form   of   iQ   Germany   Employee    Confidentiality   and
                    Nondisclosure Agreement (Translated to English)

  6.15 Cooperation Agreement by and between iQ Battery Research and Development GmbH and BASF Aktiengesellschaft (Translated to English)

  6.16 Confidentiality Agreement by and between iQ Battery Research and Development GmbH and Bayerische Motoren Werke dated July 29, 1997 (Translated to English)

  6.17 Mutual Confidentiality Agreement among iQ Battery Research and Development GmbH, Akkumulatorenfabrik Moll GmbH & Co. KG, and Audi dated May 26, 1998 (Translated to English)

  6.18 Confidentiality Agreement between iQ Battery Research and Development GmbH and Mercedes Benz Aktiengessellschaft dated March 21, 1997 (Translated to English)

  6.19 Letter Agreement between iQ Battery Research and Development GmbH and Manufacturer of Batteries Moll Ltd. dated August 3, 1998 (Translated to English)

  6.20 Mutual Confidentiality Agreement between iQ Battery Research and Development GmbH and Manufacturer of Batteries Moll dated September 8, 1997 (Translated to English)

  6.21 Loan Contract by and between Karin Wittkewitz and iQ Battery Research and Development GmbH dated December 28, 1996 (Translated to English)

  6.22 Contract Concerning Industrial Property Rights and Know How by and between Dieter Braun and Peter E. Braun and iQ Battery Research and Development GmbH dated March 15, 1995 (Translated to English)

  6.23 Supplementary Contract to the Contract concerning Industrial Property Rights and Know How by and between H. Deiter Braun and Peter E. Braun and iQ Battery Research and Development GmbH dated August 16, 1996 (Translated to English)

  6.24 Extension of Contract regarding Industrial Property Rights and Know How by and between Deiter Braun and Peter Braun and iQ Battery Research and Development GmbH dated September 20, 1996 (Translated to English)

  6.25 Consulting Contract by and between iQ Battery Research and Development GmbH and Peter Braun dated August 28, 1994 (Translated to English)

  6.26 Consulting Contract by and between iQ Battery Research and Development GmbH and Dr. Gunther Bauer dated October 30, 1996 (Translated to English)

  6.27 Agreement (Debt Deferral) by and between iQ Battery Research and Development GmbH and Dieter Braun and Peter Braun dated December 27, 1996 (Translated to English)

  6.28 Agreement (Debt Deferral) by and between iQ Battery Research and Development GmbH and Gunther Bauer dated December 27, 1996 (Translated to English)

  6.29 Waiver among H. Dieter Braun, Peter E. Braun, Gunther Bauer, Karin Wittkewitz and iQ Battery Research and Development GmbH dated December 19, 1997 (Translated to English)

  6.30 Agreement by and between iQ Battery Research and Development GmbH and Dieter Braun and Peter Braun dated October 9, 1998 (Translated to English)

  6.31              1998 Stock Option Plan

  6.32              Form of Stock Option Agreement

  6.33 License Agreement dated September 1, 1998 between iQ Power Technology Inc. and Mattalex Management Ltd.

  7.1               List of Material Foreign Patents

  10.1              Consent of Deloitte & Touche, LLP, Chartered Accountants

  10.2              Consent of Deloitte & Touche GmbH
                    Wirtschaftsprufungsgesellschaft

  10.3*             Consent of Werbes Sasges & Company (included  in  Exhibit
                    11.1)

  11.1*             Legal Opinion of Werbes Sasges & Company

  13.1              Form F-X Consent

 * To be filed by amendment